08000263

082-34806

RECEIVED

January 5, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ÆON Co., Ltd.
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Dear Sir. / Madam

We, AEON Co., Ltd., a joint stock corporation incorporated under the laws of Japan, obtained exceptive relief from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 available to foreign private issuers pursuant to Rule 12g3-2(b) (the "Exceptive Rule") on August 5, 2004, and we hereby furnish the following information to the Securities and Exchange Commission in order to maintain the status of the Exceptive Relief.

The following lists are the information that we have disclosed since February 21, 2007 to August 20, 2007. The item 1, which we have filed with the Stock Exchange, is attached as ANNEX A, and items 2, 3, 4, 5, and 6 which we have distribute to our shareholders, are attached as ANNEX B.

ANNEX A.

1. Reference Information.

ANNEX B.

2. Brief Statement of Financial Results of the Fiscal Year for first quarter ended February 2008
3. Brief Statement of Financial Results for the Interim Fiscal Year ended February 2008.
4. Balance Sheet <AEON>.
5. Consolidated Balance Sheet.
6. Press Release.

In the event that any questions should arise in connection with this matter, please contact Hiromoto Hiramatu in Finance and Accounting Division at h_hiramatu@aeon.biz .

Thank you very much for your attention and co-operation.

PROCESSED
JAN 2 3 2008
THOMSON
FINANCIAL

Yours sincerely,

Hideki Wakabayashi
Vice President
Finance and Accounting Division
AEON Co., Ltd.

dlw 1/18

ANNEX A

Reference Information

1. Amended Shelf Registration Statement

   Amended Shelf Registration Statement relevant to the Shelf Registration Statement dated **April 14, 2006** filed with Kanto Local Finance Bureau

   Date of file: May 15, 2007

   Submitted to: the Director of Kanto Local Finance Bureau

2. Amended Shelf Registration Statement

   Amended Shelf Registration Statement relevant to the Shelf Registration Statement dated **June 27, 2005** field with Kanto Local Finance Bureau

   Date of file: May 15, 2007

   Submitted to: the Director of Kanto Local Finance Bureau

3. Annual Security Report and its attached documents..

   Annual Security Report and its attached documents filed with Kanto Local Finance Bureau

   Date of file: May 15, 2007

   Submitted to: the Director of Kanto Local Finance Bureau

4. Shelf Registration Report (Corporate Bonds)

   Interim Report filed with Kanto Local Finance Bureau

   Date of file: June 29, 2007

   Submitted to: the Director of Kanto Local Finance Bureau

ANNEX B

July 10, 2007

Brief Statement of Financial Results of the Fiscal Year for first quarter ended February 2008

Name of the Listed Company: AEON Co., Ltd.
Securities Exchange where Listed: The First Section of Tokyo Stock Exchange
Security Code Number: 8267
Location of Head Office: Chiba-pref.
URL: http://www.aeon.info

Representative: Motoya Okada, Director and Representative Executive Officer
For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)
Telephone: +81-43-212-6042 (Pilot Number)

US GAAP: Not applicable

1. Consolidated Earnings of the Fiscal Year ended February 20, 2008 (February 21, 2007~ May 20, 2007)

(1) Consolidated Operating Result

	Total Revenues (First Quarter)	Operating Income (First Quarter)	Ordinary Profit (First Quarter)	Net Income (First Quarter)
	Millions of Yen %	Millions of Yen %	Millions of Yen %	Millions of Yen %
FYE February 2008, First Quarter	1,228,260 (8.7)	28,375 (△15.9)	30,325 (△12.2)	8,019 (△38.2)
FYE February 2007, First Quarter	1,130,441 (9.2)	33,752 (27.3)	34,531 (19.1)	12,981
FYE February 2007	4,824,775 (8.9)	189,728 (14.2)	188,303 (7.0)	57,656 (99.3)

	Net Income Per Shares (First Quarter)		Net Income per Share after adjustment of potential shares	
	Yen	Sen	Yen	Sen
FYE February 2008, First Quarter	10	03		
FYE February 2007, First Quarter	17	91	17	86
FYE February 2007	77	31	77	30

[Operating Results]
(Translation Omitted)

[Segments]
<GMS Operations>
(Translation Omitted)

<Special Stores Operations>
(Translation Omitted)

<Developer Operations>
(Translation Omitted)

<Service Operations>
(Translation Omitted)

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
FYE February 2008, First Quarter	3,749,378	1,194,604	24.1	1,129.21
FYE February 2007, First Quarter	3,224,436	933,405	20.9	928.40
FYE February 2007	3,534,346	1,200,783	25.8	1,141.40

Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Closing Balance of Cash and Cash Equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
FYE February 2008, First Quarter	28,309	△120,689	34,126	324,693
FYE February 2007, First Quarter	23,686	△164,006	158,334	305,625
FYE February 2007	141,644	△364,248	314,348	382,851

(Translation Omitted)

(Condition of Cash Flow)
(Translation Omitted)

[Reference]

. Forecast of Consolidated Earnings Fiscal Year ending February 2008 (February 21, 2007～February 20, 2008)

	Total Revenues	Operating Income	Ordinary Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Whole Fiscal Year	5,250,000over	200,000～210,000	205,000~215,000	70,000~76,000

[Footnotes: Translation Omitted]

CONSOLIDATED Balance Sheet

	This Quarter (1st Quarter FYE 20, 2008)	Same quarter, Previous year (1st Quarter FYE 20, 2007)	Increase /Decrease		(Reference) FYE February 20, 2007
	Amount	Amount	in amount	in percentage	Amount
(Assets)					
I Current Assets					
1 Cash on hand and in bank	342,168	315,465	26,702	8.5	398,375
2 Notes receivable and accounts receivable	411,539	285,513	126,026	44.1	322,989
3 Marketable Securities	4,180	5,491	△ 1,310	△ 23.9	4,478
4 Merchandise inventories	340,765	305,427	35,337	11.6	322,182
5 Deferred tax assets	36,611	28,311	8,299	29.3	35,773
6 Finance receivables	526,247	467,961	58,286	12.5	507,115
7 Others	113,631	107,749	5,881	5.5	112,875
Allowance for doubtful accounts	△ 49,597	△ 37,366	△ 12,231	32.7	△ 41,681
Total Current Assets	1,725,547	1,478,554	246,992	16.7	1,662,107
II Fixed Assets					
(1) Tangible Fixed Assets					
1 Buildings and structures	735,765	656,805	78,959	12.0	719,892
2 Furniture and fixtures	118,286	104,200	14,086	13.5	117,775
3 Land	296,364	264,637	31,727	12.0	282,069
4 Construction in progress	52,776	40,027	12,749	31.9	22,431
5 Others	1,740	460	1,279	278.0	1,138
Total tangible fixed assets	1,204,933	1,066,130	138,802	13.0	1,143,307
(2) Intangible Fixed Assets	149,145	89,390	59,754	66.8	140,273
(3) Investments and other assets					
1 Investment securities	196,746	144,127	52,619	36.5	131,355
2 Deferred tax assets	48,896	41,893	7,003	16.7	45,583
3 Fixed leasehold deposits to lessors	357,494	331,415	26,079	7.9	341,785
4 Store rent suspence account	5,464	13,633	△ 8,169	△ 59.9	3,948
5 Others	87,616	93,120	△ 5,504	△ 5.9	83,761
Allowance for doubtful accounts	△ 27,430	△ 34,023	6,593	△ 19.4	△ 18,840
Total of investment and other assets	668,788	590,167	78,621	13.3	587,593
Total fixed assets	2,022,867	1,745,688	277,178	15.9	1,871,174
III Deferred Assets	964	193	770	398.7	1,063
Total Assets	3,749,378	3,224,436	524,941	16.3	3,534,346

	This Quarter (1st Quarter FYE 20, 2008)	Same quarter, Previous year (1st Quarter FYE 20, 2007)	Increase /Decrease		(Reference) FYE February 20, 2007
	Amount	Amount	in amount	in percentage	Amount
(Liabilities)					
I Current Liabilities					
1 Notes and accounts payable ･･･ trade	569,672	518,451	51,220	9.9	517,469
2 Short-term borrowings (other than commercial paper)	121,583	173,875	△ 52,292	△ 30.1	98,979
3 Current portion of long-term debt	146,711	106,329	40,382	38.0	143,546
4 Current portion of bonds	32,670	20,000	12,670	63.4	30,000
5 Commercial paper	62,934	81,000	△ 18,065	△ 22.3	6,000
6 Income taxes payable	18,465	27,462	△ 8,997	△ 32.8	57,854
7 Reserves for bonus	24,129	21,578	2,551	11.8	14,701
8 Provision for store closing expenses	4,248	6,288	△ 2,039	△ 32.4	3,209
9 Provision for Point system	4,209		4,209		3,776
10 Current portion of obligations under reorganization proceedings	1,903	1,892	10	0.6	2,501
11 Notes payable for properties	74,794	49,077	25,716	52.4	64,563
12 Others	359,960	307,817	52,142	16.9	289,531
Total current liabilities	1,421,283	1,313,774	107,509	8.2	1,232,134
II Fixed Liabilities					
1 Bonds	199,589	173,841	25,748	14.8	198,509
2 Long-term debt	582,087	500,134	81,952	16.4	564,553
3 Deferred tax liabilities	14,468	13,473	995	7.4	17,046
4 Reserves for retirement grants	48,088	42,483	5,604	13.2	46,691
5 Reserves for retirement grants for retiring Directors and Corporate Auditors	1,388	1,787	△ 399	△ 22.3	1,999
6 Provision for store closing expenses	13,107	9,104	4,003	44.0	8,794
7 Provision for contingent liabilities	1,692	2,162	△ 469	△ 21.7	1,692
8 Obligations under reorganization proceedings	11,819	14,457	△ 2,638	△ 18.3	11,911
9 Lease deposits from lessees	216,909	195,258	21,651	11.1	209,105
10 Others	44,338	24,552	19,785	80.6	41,123
Total Fixed Liabilities	1,133,490	977,256	156,233	16.0	1,101,427
Total of Liabilities	2,554,773	2,291,030	263,742	11.5	2,333,562
(Equity)					
I Shareholder's Equity					
1 Common Stock	198,791	101,798	96,992	95.3	198,791
2 Capital surplus	264,704	167,710	96,994	57.8	264,704
3 Retained earnings	415,569	374,621	40,948	10.9	419,438
4 Treasury Stock-at cost	△ 851	△ 840	△ 11	1.4	△ 848
Total of Shareholders' Capital	878,213	643,290	234,923	36.5	882,086
II Assessment and Reduction's balance			0		
1 Balance of Market Securities' Assessment	17,715	27,782	△ 10,066	△ 36.2	23,547
2 Profit or loss of roll over hedge	△ 77	47	△ 125		△ 135
3 Foreign currency translation adjustments	7,031	1,762	5,269	299.0	7,139
Total of Assessment and Reduction's balance	24,669	29,592	△ 4,922	△ 16.6	30,551
III Stock acquisition rights	446		446		305
IV Minority Interests	291,274	260,523	30,751	11.8	287,840
Total of equity	1,194,604	933,405	261,198	28.0	1,200,783
Total of Liabilities and Equity	3,749,378	3,224,436	524,941	16.3	3,534,346

CONSOLIDATED PROFIT AND LOSS STATEMENTS

Item	This Quarter (1st Quarter FYE 20, 2008)	Previous 1st Quarter (1st Quarter FYE 20, 2007)	Increase /Decrease		(Reference) FYE February 20, 2007
	Amounts	Amounts	Amounts	Ratio	Amounts
I Net sales	1,105,091	1,018,003	87,087	8.6	4,345,308
II Cost of sales	785,776	731,497	54,278	7.4	3,086,681
Gross profit on sales	319,315	286,505	32,809	11.5	1,258,626
III Rental and other revenues	123,168	112,437	10,730	9.5	479,466
Gross profit	442,484	398,942	43,541	10.9	1,738,093
IV Selling, general and administrative expenses	414,108	365,190	48,917	13.4	1,548,365
1.Advertizing expense	29,790	24,854	4,935	19.9	101,365
2.Provision for doubtful accounts	11,633	9,820	1,813	18.5	41,791
3.Employee salaries and bonuses	135,207	116,785	18,421	15.8	535,967
4.Provision of bonuses	9,428	9,258	170	1.8	14,701
5.Legal employee benefits expense	20,908	18,317	2,590	14.1	78,273
6.Charges for utilities	18,644	17,275	1,369	7.9	80,471
7.Depreciation and amortization	30,711	27,107	3,604	13.3	112,367
8.Mentenance fee	26,284	25,169	1,115	4.4	85,179
9.Land and house rent	64,984	58,438	6,546	11.2	245,377
10.Amortization of negative goodwill	2,074		2,074		
11.Others	64,438	58,162	6,275	10.8	252,868
Operating Income	28,375	33,752	△ 5,376	△ 15.9	186,728
V Non-operating income	6,608	4,258	2,349	55.2	19,539
1.Interest income & Dividend income	1,065	1,318	△ 253	△ 19.2	4,998
2.Amortizaition of negative goodwill-net		1,335	△ 1,335		3,865
3.Amortizaition of negative goodwill	2,824		2,824		
4.Equity in earnings of affiliated	468	4	464		
5.Others	2,250	1,600	650	40.6	10,674
VI Non-operating expenses	4,658	3,479	1,179	33.9	20,963
Interest expense	3,422	2,455	967	39.4	10,801
Others	1,235	1,024	211	20.7	10,161
Ordinary income	30,325	34,531	△ 4,205	△ 12.2	188,303
VII Special profit	4,111	5,745	△ 1,633	△ 28.4	17,064
Gain on sale of fixed assets	218	680	△ 463	△67.8	2,552
Others	3,892	5,065	△ 1,172	△ 23.1	14,512
VIII Special loss	5,708	7,426	△ 1,717	△ 23.1	51,602
Loss on retirement of fixed assets	592	502	89	17.9	3,061
Others	5,116	6,924	△ 1,807	△ 26.1	48,540
Income before taxes and minority interests	28,728	32,850	△ 4,121	△ 12.5	153,765
Corporation and local taxes etc	13,281	12,000	1,280	10.7	61,778
Minority interests in net income	7,428	7,868	△ 440	△ 5.6	34,331
Quarterly (this period) Net income	8,019	12,981	△ 4,961	△ 38.2	57,656

Condensed Consolidated Surplus of the This Fiscal Year

(Millions of yen)

	Shareholders equity				
	Common Stock	Capital surplus	Retained earnings	Treasury stocks	Total of shareholders equity
Closing balance at Feb. 20th, 2007	198,791	264,704	419,438	△ 848	882,086
Variance(in this period)					
Dividends			△ 11,994		△ 11,994
Net income			8,019		8,019
Purchases of treasury stocks				△ 4	△ 4
Disposal of treasury stocks		0		0	0
others			106		106
Other variance(in this period)					0
Total of variance	-	0	△ 3,869	△ 3	△ 3,872
Closing balance at May 20th, 2007	198,791	264,704	415,569	△ 851	878,213

	Assessment and Reduction's balance				Stock acquisition rights	Minority Interests	Total of equity
	Balance of Market Securities' Assessment	Profit or loss of roll over hedge	Foreign currency translation adjustments	Total of Assessment and Reduction's balance			
Closing balance at Feb. 20th, 2007	23,547	△ 135	7,139	30,551	305	287,840	1,200,783
Variance(in this period)							
Dividends							△ 11,994
Net income							8,019
Purchases of treasury stocks							△ 4
Disposal of treasury stocks							0
others							106
Other variance(in this period)	△ 5,831	57	△ 107	△ 5,881	141	3,433	△ 2,306
Total of variance	△ 5,831	57	△ 107	△ 5,881	141	3,433	△ 6,179
Closing balance at May 20th, 2007	17,715	△ 77	7,031	24,669	446	291,274	1,194,604

Condensed Consolidated Surplus of the Previous Fiscal Year

(Millions of yen)

	Shareholders equity				
	Common Stock	Capital surplus	Retained earnings	Treasury stocks	Total of shareholders equity
Closing balance at Feb. 20th, 2006	101,798	167,710	376,532	△ 763	645,277
Variance(in this period)					
Dividends			△ 10,782		△ 10,872
Net income			△ 295		△ 295
Purchases of treasury stocks			12,981		12,981
Disposal of treasury stocks				△ 76	△ 76
others			△ 3,723		△ 3,723
Other variance(in this period)					
Total of variance	-	-	△ 1,910	△ 76	△ 1,987
Closing balance at May 20th, 2006	101,798	167,710	374,621	△ 840	643,290

	Assessment and Reduction's balance				Minority Interests	Total of equity
	Balance of Market Securities' Assessment	Profit or loss of roll over hedge	Foreign currency translation adjustments	Total of Assessment and Reduction's balance		
Closing balance at Feb. 20th, 2006	28,028	-	2,845	30,874	232,280	908,432
Variance(in this period)						
Dividends						△ 10,872
Net income						△ 295
Purchases of treasury stocks						12,981
Disposal of treasury stocks						△ 76
others						△ 3,723
Other variance(in this period)	△ 246	47	△ 1,083	△ 1,282	28,242	26,960
Total of variance	△ 246	47	△ 1,083	△ 1,282	28,242	24,973
Closing balance at May 20th, 2006	27,782	47	1,762	29,592	260,523	933,405

Annex B

STATEMENT OF CONSOLIDATED CASH FLOW

(unit: millions of yen)

Item	Consolidated 1st Quarter [1st Quarterly FYE Feburuary 20, 2008]	Previous 1st Quarter [1st Quarter FYE Feburuary 20, 2007]
I Cash Flows from Operating Activiries		
Interim Income before income taxes and minority interests	28,728	32,850
Depreciation expenses and amortization	32,499	28,705
Amoritizaition of goodwill	△ 749	△ 1,335
Increase in allowance for doubtful accounts	11,247	9,344
Increase in reserves for bonus	9,435	9,254
Increase in employees retirement benefit	1,751	1,826
Increase (decrease) in provision for store closing expenses	951	△ 569
Interest and dividend income	△ 1,065	△ 1,318
Interest expense	3,422	2,455
Equity in losses (earnings) of affiliated companies	△ 468	△ 4
Gain on sale of fixed assets	△ 218	△ 680
Loss on sale or retirement of fixed assets	705	524
Impairment loss	804	2,225
Increase in trade receivable	△ 86,916	△ 34,651
Decrease(increase) in inventory assets	△ 9,367	△ 15,883
Increase in finance receinabales	△ 19,656	△ 34,824
Increase(decrease) in notes and accounts payable-trade	43,285	13,871
Net increase/(decrease) in other assets or debt	65,518	51,278
Ohers	115	414
Sub-total	80,024	63,484
Interest and dividend received	771	1,267
Interest paid	△ 2,975	△ 1,933
Income taxes paid	△ 49,510	△ 39,130
Cash Flows from Operating Activities	28,309	23,686
II Cash Flows from Investing Activities		
Purchases of marketable securities	△ 1,000	△ 1,000
Proceeds from sale of marketable securities	2,000	2,000
Purchases of tangible fixed assets	△ 67,356	△ 79,891
Proceeds from sale of tangible fixed assets	8,204	20,389
Purchases of investment securities	△ 76,286	△ 3,375
Proceeds from sales of investment securities	2,910	4,825
Cash received paid in conjunction with the purchases of consolidated subsidiaries	-	△ 112,719
Proceeds from conjunction with the purchases of consolidated subsidiaries	7,543	848
Paymenrs for fixed leasehold deposits to lessors	△ 9,512	△ 12,073
Collection of fixed leasehold deposits to lessors	11,492	12,885
Proceeds from lease deposits from lessees	7,076	9,667
Repayments of lease deposits from lessees	△ 3,878	△ 4,673
Others	△ 1,882	△ 890
Cash Flows from Investing Activities	△ 120,689	△ 164,006
III Cash Flows from Financing Activities		
Net increase (decrease) in short-term borrowings	66,473	142,346
Proceeds from long-term debt	17,360	59,628
Repayments of long-term debt	△ 30,841	△ 26,828
Repayments of redemption of debenture	△ 350	-
Repayments of obligations under reorganization proceedings	△ 131	△ 252
Proceeds from issuance of subsidiaries' stock to minority shareholders	35	900
Repurchases of subsidiaries' stock from minority sbareholders	△ 17	△ 2,546
Dividends paid to shareholders	△ 11,994	△ 10,872
Dividends paid to minority shareholders	△ 4,849	△ 4,036
Others	△ 1,557	△ 3
Cash Flows from Financing Activities	34,126	158,334
IV Foreign currency translation adjustment on cash and cash equivalents	365	△ 1,097
V Net increase(decrease) in cash and cash equivalents	△ 57,887	16,917
VI Initial cash and cash equivalents	382,851	285,387
VII Net increase of initial cash and cash equivalents from alteration of consoildated limit	-	3,320
VIII Closing balance of cash and cash equivalents	324,963	305,625

October 25, 2007

Brief Statement of Financial Results for the Interim Fiscal Year ended February 2008

Name of the Listed Company: AEON Co., Ltd.
Securities Exchange where Listed: The First Section of Tokyo Securities Exchange

Security Code Number: 8267
Location of Head Office: Chiba-pref.
URL: http://www.aeon.info
Representative: Motoya Okada, Director and Representative Executive Officer
For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)
Telephone: +81-43-212-6042 (Pilot Number)
US GAAP: Not applicable

1. Consolidated Earnings of Interim Fiscal Year ended February 2008 (February 21, 2007 ~ August 20, 2007)

(1) Consolidated Operating Result

	Total revenue	Operating Income	Ordinary Profit
	Millions of Yen (%)	Millions of Yen (%)	Millions of Yen (%)
Interim FYE February 2008	2,525,154 (7.7)	67,761 (△17.7)	75,028 (△10.9)
Interim FYE February 2007	2,345,483 (9.2)	82,332 (19.1)	84,183 (15.1)
(Reference) FYE February 2007	4,824,775	189,728	188,303

	Interim Net Income	Interim Net Income per Share	Interim Net Income per Share after adjustment of potential shares
	Millions of yen (%)	Yen	Yen
Interim FYE February 2008	23,807 (2.8)	29.77	
Interim FYE February 2007	23,168	31.96	31.99
FYE February 2007	57,656	77.31	77.30

(Reference) Equity Method Investment Profit and Loss:

Interim Fiscal Year ended February 2008 1,035 (millions of yen)

Interim Fiscal Year ended February 2007 △643 (millions of yen)

Fiscal Year ended February 2007 △5,226 (millions of yen)

(2) Consolidated Financial Condition

	Total Assets	Equity	Equity Ratio	Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
Interim FYE February 2008	3,602,555	1,218,324	25.6	1,153.27
Interim FYE February 2007	3,235,608	951,358	21.1	941.14
FYE February 2007	3,534,346	1,200,783	25.8	1,141.40

(Reference) Owners' Equity

Interim Fiscal Year ended February 2008 922,391(Millions of Yen)

Interim Fiscal Year ended February 2007 682,119(Millions of Yen)

Fiscal Year ended February 2007 912,638(Millions of Yen)

(3) Conditions of Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Closing Balance of Cash and Cash Equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Interim FYE February 2008	106,826	△161,016	△80,801	248,140
Interim FYE February 2007	109,691	△270,594	112,274	239,201
FYE February 2007	141,644	△364,248	314,348	382,851

2. Condition of Dividends

	Dividend per share		
	Interim	Term-end	Whole Fiscal Year
February 2007	-	15.00	15.00
February 2008(performance)	-		17.00
February 2008(forecast)		17.00	

3. Forecast of consolidated Earnings Fiscal Year ending February 2008 (Feb 21, 2007-Feb 20, 2008)

	Total revenue	Operating Income	Ordinary Profit	Net Income	Net Income per share
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen
Whole Fiscal Year	5,250,000 over	200,000~ 210,000	205,000~ 215,000	70,000~ 76,000	87~95

4.Others

(1) Translation Omitted

(2) Translation Omitted

(3)Number of Shares Outstanding

①Number of Shares Outstanding on term end (including Treasury stocks)

Interim Fiscal Year ended 800,446,214 shares

Interim Fiscal Year ended 725,409,348 shares

Fiscal Year ended 800,208,044 shares

②Treasury stocks on term end

Interim Fiscal Year ended 637,869 shares

Interim Fiscal Year ended 630,053 shares

Fiscal Year ended 633,550 shares

Operating Result

1. Operating Result for the current interim period

① Results from operation and the status of each business segments

Consolidated Result	Interim FYE Feb. 2008 (Current period)	Interim FYE Feb. 2007	Interim FYE Feb. 2006	Interim FYE Feb. 2005
Total Revenue (Millions of Yen)	2,525,154	2,345,483	2,147,422	2,057,027
Operating Income (Millions of Yen)	67,761	82,332	69,102	63,470,
Ordinary Profit (Millions of Yen)	75,028	84,183	73,141	69,185
Net Income or Net Loss (△) for the current period (Millions of Yen)	23,807	23,168	△20,267	28,353

(Translation Omitted)

Status of each business segment	Total Revenue	Compared to Same Previous Period	Operating Income	Compared to Same Previous Period
Type of Segment	Millions of Yen	%	Millions of Yen	%
GMS	2,012,048	107.0	23,648	84.3
Special Store	318,415	112.6	1,455	16.6
Development	66,631	114.5	15,700	96.3
Service and Others	359,048	110.9	26,993	91.9
Total	2,756,144	108.3	67,797	82.2
Elimination of Intra-Company Transaction	△230,990		△36	
Consolidated	2,525,154	107.7	67,761	82.3

GMS (GMS, Supermarkets, Convenience Stores, Department stores and others)

Special Store (Women's apparel and accessoriès, Family casual fashions, Health and beauty, and other special stores)

Development (Shopping center Development, and Property management services)

Service and Others (Finance, Amusement, Food service, Facility management service, Merchandise operation, and others)

<Status of Consolidated Operation Result>

[Translation Omitted]

<Status of Operation Result from each segment>

[Translation Omitted]

② Status of each Operation

[GMS]

(GMS)

[Translation Omitted]

(Supermarket)
[Translation Omitted]
(GMS in Asia and China)
[Translation Omitted]

[Special Store Operations]
[Translation Omitted]

[Development Operations]
[Translation Omitted]

[Service Operations]
[Translation Omitted]

③ Forecast of this Fiscal Year
[Translation Omitted]

Forecast of consolidated		Whole FYE February 2008 (Forecast of Whole FYE)	FYE February 2007 (Results of Pervious Period)
Total Revenue	Millions of Yen	5,250,000 over	4,824,775
Operating Income	Millions of Yen	200,000~210,000	189,728
Ordinary Profit	Millions of Yen	205,000~215,000	188,303
Net Income	Millions of Yen	70,000~76,000	57,656
Net Income per share	Yen	87~95	77.31
Return On Equity	%	7.4~8.0	7.3
Number of New Stores (Including Non-Consolidated)		Whole FYE February 2008 (Result of first half-Forecast of second half)	FYE February 2006 (Results of Pervious Period)
GMS	Stores	15(8-7)	17
Supermarket (SM)	Stores	73(29-44)	53
Super Center (SuC)	Stores	5(1-4)	5
Total (Including others)	Stores	78(48-60)	93

[Translation Omitted]

2. Financial Condition

<Status of Consolidated Assets, Liabilities, and Cash Flows>

(Millions of Yen)

	Interim FYE Feb. 2008 (This period)	Interim FYE Feb. 2007	Interim FYE Feb. 2006	Interim FYE Feb. 2005	FYE Feb. 2007
Total Assets	3,602,555	3,235,608	2,887,269	2,748,859	3,534,346
Shareholders' Equity	1,218,324	951,358	612,837	602,898	1,200,783
Interest Bearing Debts	1,029,019	1,007,455	818,403	743,842	1,041,589
Interest Bearing Debts for Subsidiary, Aeon Credit Service Group	(536,998)	(501,153)	(409,643)	(315,164)	(547,325)
Excluding Interest Bearing Debts for Subsidiary, Aeon Credit Service Group	(492,020)	(506,301)	(408,759)	(428,678)	(494,264)
Ending balance of cash and cash equivalent	248,140	239,201	332,255	326,206	382,851
Cash Flow from the Operating Activities	106,826	109,691	97,751	513	141,644
Cash Flow from the Investing Activities	△161,016	△270,594	△84,698	△53,101	△364,248
Cash Flow from the Financing Activities	△80,801	112,274	42,343	96,080	314,348

※Note

[Translation Omitted]

(Status of Assets and Liabilities of Interim Figures for the Half Year ended)

<Status of Total Assets>

[Translation Omitted]

<Status of Liabilities>

[Translation Omitted)

(Status of Cash Flow of Interim Figures for the Half Year ended)

<Ending balance of cash and cash equivalents>

[Translation Omitted]

<Status of Cash Flow from the Operating Activities>

[Translation Omitted)

<Status of Cash Flow from the Investing Activities>

[Translation Omitted]

<Status of Cash Flow from the Financing Activities>

[Translation Omitted]

3. Basic Policy regarding profit distribution

① Medium and Long Term Policy

[Translation Omitted]

<Dividends>

[Translation Omitted]

<>

[Translation Omitted]

② Profits distribution for FYE Feb, 2008 (scheduled)

[Translation Omitted]

(Attachment)

Status of Business Group



<<GENERAL MERCHANDISE STORES AND OTHER RETAIL OPERATIONS >>
(GMS)
Consolidated Subsidiaries
AEON Kyushu Co., Ltd.
Ryukyu JUSCO Co., Ltd.
AEON STORES (HONG KONG) CO. LTD.
AEON Co.(M)BHD
MYCAL Corporation
Aeon Marche
Posful Corporation +6 others
Equity-MethodAffiliates
Daiei, Inc.
Supply of merchandise
Rendering of service
Supply of merchandise
(Supermarkets)
Consolidated Subsidiaries
Maxvalu Hokkaido Co., Ltd.
Maxvalu Tohoku Co., Ltd.
Maxvalu Tokai Co., Ltd
Maxvalu Chubu Co., Ltd.
Maxvalu Nishinihon Co., Ltd.
Maxvalu Kyushu CO., Ltd
+4 others
Equity-Method Affiliates
Kasumi Co., Ltd.
Maruetsu, Inc
Belc Co, Ltd
(GMS)
AEON Co., Ltd.
(Company That Files the Consolidated Financial Statement)
(Convenience Stores)
Consolidated Subsidiaries
Ministop Co., Ltd.
+2 others
Supply of merchandise
Supply of merchandise
(Other Retail Stores)
Consolidated Subsidiaries
Aeon SuperCenter Co, Ltd(SuC)
Tachibana Department Store Co., Ltd. (Department Store)
Sunday Co., Ltd. (Homecenter)
+2 others
Equity-Method Affiliates
Nakasan Co., Ltd. (Department Store)
In store branch
Store development and lease
Credit operating consignment
Offering of various services
In store branch
<<Specialty Store Operations>>
Consolidated Subsidiaries
Cox Co., Ltd.
The Talbots, Inc.
Blue Grass Co., Ltd.
Nustep Co., Ltd.
AEON Forest Co., Ltd.
ORIGIN TOSHU Co.,Ltd.
+23 others
Equity-Method Affiliates
Claire's Nippon Co., Ltd.
Medical Ikkou Co., Ltd.
WELCIA KANTO Co, Ltd
Kraft Inc.
Terashima Co.,Ltd.
TAKA-Q Co,Ltd
YAMAYA Co.
TURUYA Co, Ltd +2 others
<<Development Operations>>
Consolidated Financial Statement Filing Company
AEON Co., Ltd.
Consolidated Subsidiaries
AEON Mall Co., Ltd.
Diamond City Co., Ltd.
+16 others
Equity-Method Affiliates
Loc Development Co., Ltd
+ 4 others
<<Service and Other Operations>>
Consolidated Subsidiaries
AEON Credit Service Co., Ltd.
AEON Credit Service (Asia) Co., Ltd.
AEON Thana Sinsap (Thailand) Plc. (Finance)
AEON Fantasy Co., Ltd. (Amusement)
Aeon Eaheart Co., Ltd. (Restaurant)
AEON delight Co., Ltd. (Maintenance)
Aic,Inc. (Import and Export and Wholesale trade)
CERTO Corporation
ZWAI Co., LTD. +51 others
Equity-Method Affiliates total 8

[Footnotes: Translation Omitted]

Management Policy

1. Basic Management Policy

2. Target Management index

3. Medium and Long Term Management Strategy

4. Dealing with issue

   [Translation Omitted]

5. Important management issue

① Status of the Implementation of Measures related to Corporate Governance for current interim period

[Translation Omitted]

② Status of implementation of measures for restructuring group management system in current interim period

[Translation Omitted]

③ Status of implementation of measures for CSR(Corporate Social Responsibility) in current interim period

[Translation Omitted]

④ Others

<1> Equity and operational alliance The Daiei, Inc. and Marubeni Corporation

[Translation Omitted]

<2> Consolidation of SC Development Subsidiaries

[Translation Omitted]

<3> GMS reconstruction and merger in Hokkaido and Kyushu

i Acceptance of Posful Corporation's Third-party allocation of shares and demerger

[Translation Omitted]

ii Merger of Aeon Kyushu Co. Ltd. and Mycal Kyushu Co.

[Translation Omitted]

<4> Aeon Bank, Ltd.

[Translation Omitted]

INTERIM CONSOLIDATED BALANCE SHEET

(unit: millions of yen)

Item	Previous Interim Consolidated Fiscal Period End (August 20, 2006)		This Interim Consolidated Fiscal Period End (August 20, 2007)		Condensed Consolidated Balance Sheet of the Previous FYE	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Assets)		%		%		%
I Current Assets						
1 Cash on hand and in bank	249,333		261,590		398,375	
2 Notes receivable and accounts receivable	283,677		345,043		322,989	
3 Marketable securities	4,507		7,052		4,478	
4 Merchandise inventories	289,108		328,055		322,182	
5 Deferred tax assets	35,679		36,234		35,773	
6 Finance receivables	482,191		515,451		507,115	
7 Others	114,766		119,938		112,875	
Allowance for doubtful accounts	△ 37,884		△ 47,167		△ 41,681	
Total Current Assets	1,421,379	44	1,566,198	44	1,662,107	47.0
II Fixed Assets						
(1) Tangible Fixed Assets						
1 Buildings and structures	678,329		757,636		719,892	
2 Furnirture and fixtures	109,595		118,759		117,775	
3 Land	272,408		300,175		282,069	
4 Construction in progress	21,834		28,183		22,431	
5 Others	517		1,593		1,138	
Total Tangible Fixed Assets	1,082,686	34	1,206,347	34	1,143,307	32.3
(2) Intangible Fixed Assets						
1 Software	28,658		31,429		27,036	
2 Goodwill			85,786			
3 Consolidated adjustments	62,764				64,286	
4 Others	46,589		31,919		48,951	
Total Intangible Fixed Assets	138,012	4	149,135	4	140,273	4.0
(3) Investments and other assets						
1 Investment securities	141,793		205,564		131,355	
2 Operating receivables of long-term accured revenue			13,320		7,755	
3 Deferred tax assets	44,316		52,351		45,583	
4 Fixed leasehold deposits to lessors	338,159		357,910		341,785	
5 Store rent suspence accounts	4,100		4,755		3,948	
6 Others	86,070		69,519		76,006	
Allowance for doubtful accounts	△ 21,041		△ 23,413		△ 18,840	
Total investment and other assets	593,400	18	680,008	19	587,593	16.6
Total fixed assets	1,814,099	56	2,035,491	57	1,871,174	52.9
III Deferred Assets	128	0	864	0	1,063	0.1
Total of Assets	3,235,608	100	3,602,555	100	3,534,346	100.0

Item	Previous Interim Consolidated Fiscal Period End (August 20, 2006)		This Interim Consolidated Fiscal Period End (August 20, 2007)		Condensed Consolidated Balance Sheet of the Previous FYE	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%		%
I Current Liabilities						
1 Notes and accounts payable - trade	521,245		559,847		517,469	
2 Short-term borrowings (other than commercial paper)	104,939		109,341		98,979	
3 Current portion of long-term debt	138,065		147,756		143,546	
4 Current portion of bonds	30,000		20,199		30,000	
5 Commercial paper	51,000		3,000		6,000	
6 Income taxes payable	46,416		32,753		57,854	
7 Reserves for bonus	16,036		16,406		14,701	
8 Provision for store closing expenses	5,104		4,832		3,209	
9 Provision for point system			5,118		3,776	
10 Current portion of obligations under reorganization proceedings	1,892		1,910		2,501	
11 Note payable for properties	58,611		75,136		64,563	
12 Current portion of impairment loss on leased assets	1,908		2,217		1,879	
13 others	303,310		305,477		287,651	
Total Current Liabilities	1,278,531	40	1,283,996	36	1,232,134	35
II Fixed Liabilities						
1 Bonds	144,078		203,065		198,509	
2 Long-term debt	539,371		545,656		564,553	
3 Deferred tax liabilities	20,327		13,251		17,046	
4 Reserves for retirement grants	44,610		49,176		46,691	
5 Reserves for retirements grants for retiring directors and corporate auditors	1,724		777		1,999	
6 Provision for store closing expenses	9,167		13,648		8,794	
7 Provision for contingent liabilities	1,975		1,913		1,692	
8 Allowance for loss on refund of interest received			6,997		6,989	
9 Obligations under reorganization proceedings	14,424		11,758		11,911	
10 Lease deposits from lessees	195,525		216,644		209,105	
11 Impairment loss on leased assets	5,929		5,129		5,121	
12 Others	28,583		32,215		29,012	
Total Fixed Liabilities	1,005,718	31	1,100,234	31	1,101,427	31
Total of Liabilities	2,284,249	71	2,384,231	66	2,333,562	66
(Equity)						
I Shareholder's Equity						
1 Common Stock	101,798	3	199,054	6	198,791	6
2 Capital surplus	167,711	5	264,968	7	264,704	8
3 Retained earnings	384,735	12	431,930	12	419,438	12
4 Treasury Stock-at cost	△ 839	-0,0	△ 855	-0,0	△ 848	0
Total of Shareholders' Capital	653,405	20	895,096	25	882,086	25
II Assessment and Reduction's balance						
1 Balance of Market Securities' Assessment	25,563	1	21,281	1	23,547	1
2 Profit or loss of roll over hedge	235	0	△ 464	0	△ 135	0
3 Foreign currency translation adjustments	2,914	0	6,477	0	7,139	0
Total of Assessment and Reduction's balance	28,713	1	27,294	1	30,551	1
III Stock acquisition rights			427	0	305	0
IV Minority Interests	269,239	8	295,504	8	287,840	8
Total of equity	951,358	29	1,218,324	34	1,200,783	34
Total of Liabilities and Equity	3,235,608	100	3,602,555	100	3,534,346	100

INTERIM CONSOLIDATED PROFIT AND LOSS STATEMENTS

(unit: millions of yen)

Item	Previous Interim Consolidated Fiscal Period End (February 21, 2006 – August 20, 2006)		This Interim Consolidated Fiscal Period End (February 21, 2007 – August 20, 2007)		Condensed Consolidated Profit and Loss Statement of the FYE (February 21, 2006 – February 20, 2007)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
I Net sales	2,118,725	100	2,271,122	100	4,345,308	100
II Cost of sales	1,510,974	71	1,615,250	71	3,086,681	71
Gross profit on sales	607,750	29	655,872	29	1,258,626	29
III Rental and other revenues	226,758	11	254,031	11	479,466	11
Gross profit	834,509	39	909,903	40	1,738,093	40
IV Selling, general and administrative expenses	752,177	36	842,142	37	1,548,365	36
Operating Income	82,332	4	67,761	3	189,728	4
V Non-operating income	9,711	1	16,170	1	19,539	0
Interest income	2,021		2,090		3,796	
Dividend income	768		1,021		1,201	
Amortization of negative goodwill			5,612			
Amortization of negative goodwill-net	2,263				3,865	
Equity in earnings of affiliated companies			1,035			
Penalties from tenants	873		1,089		1,761	
Others	3,783		5,321		8,913	
VI Non-operating expenses	7,859	0	8,902	0	20,963	1
Interest expense	4,967		6,377		10,801	
Equity in losses of affiliated companies	643				5,226	
Others	2,248		2,525		4,935	
Recurring profit	84,183	4	75,028	3	188,303	4
VII Special profit	11,197	1	11,599	1	17,064	0
Gain on sale of fixed assets	825		564		2,552	
Gain on sale of investment securities	7,459		3,627		7,955	
Gain on reversal of provision for allowance for doubtful accounts	900		3,842		822	
Others	2,011		3,565		5,733	
VIII Special loss	33,223	2	26,906	1	51,602	1
Loss on retirement of fixed assets	1,486		1,216		3,061	
Impairment loss	24,438		16,946		32,804	
Provision of allowance for store closing			3,233		1,846	
Others	7,297		5,510		13,889	
Interim Income before income taxes and minority interests	62,158	3	59,721	3	153,765	4
Current income tax	43,832		29,750		52,934	
Deferred income tax	△ 20,679		△ 9,833		△ 21,156	
Sub total	23,152	1	19,917	1	61,778	1
Minority interests in net (loss)income	15,836	1	15,996	1	34,331	1
Interim(This period)Net income	23,168	1	23,807	1	57,656	1

This Interim Consolidated Fiscal Period End

(Millions of yen)

	Shareholders equity				
	Common Stock	Capital surplus	Retained earnings	Treasury stocks	Total of shareholders equity
Closing balance at Feb. 20th, 2007	198,791	264,704	419,438	△ 848	882,086
Variance(in this period)					
Dividends			△ 11,994		△ 11,994
Net income			23,087		23,807
Issue of new common stocks	263	263			526
Purchases of treasury stocks				△ 8	△ 8
Disposal of treasury stocks		0		1	1
others			678		678
Other variance(in this period)					0
Total of variance	263	263	12,491	△ 7	13,010
Closing balance at May 20th, 2007	199,054	264,968	431,930	△ 855	895,096

	Assessment and Reduction's balance				Stock acquisition rights	Minority Interests	Total of equity
	Balance of Market Securities' Assessment	Profit or loss of roll over hedge	Foreign currency translation adjustments	Total of Assessment and Reduction's balance			
Closing balance at Feb. 20th, 2007	23,547	△ 135	7,139	30,551	305	287,840	1,200,783
Variance(in this period)							
Dividends							△ 11,994
Net income							23,807
Issue of new common stocks							526
Purchases of treasury stocks							△ 8
Disposal of treasury stocks							1
others							678
Other variance(in this period)	△ 2,266	△ 328	△ 661	△ 3,256	122	7,664	4,530
Total of variance	△ 2,266	△ 328	△ 661	△ 3,256	122	7,664	17,540
Closing balance at May 20th, 2007	21,281	△ 464	6,477	27,294	427	295,504	1,218,324

Previous Interim Consolidated Fiscal Period End

	Shareholders equity				
	Common Stock	Capital surplus	Retained earnings	Treasury stocks	Total of shareholders equity
Closing balance at Feb. 20th, 2006	101,798	167,710	376,532	△ 763	645,277
Variance(in this period)					
Dividends			△ 10,872		△ 10,872
Bonus to directors and corporate auditors			△ 321		△ 321
Interim(this period) net income			23,168		23,168
Purchases of treasury stocks				△ 75	△ 75
Disposal of treasury stocks		0		0	1
Loss from changing number of consolidated stocks			△ 4,004		△ 4,004
others			233		233
Other variance(in this period)					
Total of variance		0	8,203	△ 75	8,128
Closing balance at Aug. 20th, 2006	101,798	167,711	384,735	△ 839	653,405

	Assessment and Reduction's balance				Minority Interests	Total of equity
	Balance of Market Securities' Assessment	Profit or loss of roll over hedge	Foreign currency translation adjustments	Total of Assessment and Reduction's balance		
Closing balance at Feb. 20th, 2006	28,028		2,845	30,874	232,280	908,432
Variance(in this period)						
Dividends						△ 10,872
Bonus to directors and corporate auditors						△ 321
Interim(this period) net income						23,168
Purchases of treasury stocks						△ 75
Disposal of treasury stocks						1
Loss from changing number of consolidated stocks						△ 4,004
others						233
Other variance(in this period)	△ 2,465	235	68	△ 2,161	36,958	34,797
Total of variance	△ 2,465	235	68	△ 2,161	36,958	42,925
Closing balance at Aug. 20th, 2006	25,563	235	2,914	28,713	269,239	951,358

Condensed Consolidated Surplus of the Previous Fiscal Year

	Shareholders equity				
	Common Stock	Capital surplus	Retained earnings	Treasury stocks	Total of shareholders equity
Closing balance at Feb. 20th, 2006	101,798	167,710	376,532	△ 763	645,277
Variance(in this period)					
Dividends			△ 10,872		△ 10,872
Bonus to directors and corporate auditors			△ 322		△ 322
Net income			57,656		57,656
Issue of new common stocks	96,992	96,992			193,985
Purchases of treasury stocks				△ 85	△ 85
Disposal of treasury stocks		0		1	2
Loss from changing number of consolidated stocks			△ 4,004		△ 4,004
others			449		449
Other variance(in this period)					
Total of variance	96,992	96,992	42,906	△ 84	236,809
Closing balance at Feb. 20th, 2007	198,791	264,704	419,438	△ 848	882,086

	Assessment and Reduction's balance				Stock acquisition rights	Minority Interests	Total of eq
	Balance of Market Securities' Assessment	Profit or loss of roll over hedge	Foreign currency translation adiustments	Total of Assessment and Reduction's balance			
Closing balance at Feb. 20th, 2006	28,028		2,845	30,874		232,280	908,432
Variance(in this period)							
Dividends							△ 10,872
Bonus to directors and corporate auditors							△ 322
Net income							57,656
Issue of new common stocks							193,985
Purchases of treasury stocks							△ 85
Disposal of treasury stocks							2
Loss from changing number of consolidated stocks							△ 4,004
others							449
Other variance(in this period)	△ 4,481	△ 135	4,293	△ 323	305	55,559	55,541
Total of variance	△ 4,481	△ 135	4,293	△ 323	305	22,229	292,351
Closing balance at Aug. 20th, 2006	23,547	△ 135	7,139	30,551	305	287,840	1,200,783

INTERIM STATEMENT OF CONSOLIDATED CASH FLOW

(unit: millions of yen)

Item	Previous Interim Consolidated Fiscal Period (February 21, 2006 - August 20, 2006)	This Interim Consolidated Fiscal Period (February 21, 2007 - August 20, 2007)	Previous Consolidated FYE (February 21, 2006 - February 20, 2007)
I Cash Flows from Operating Activiries			
Interim Income before income taxes and minority interests	62,158	59,721	153,765
Depreciation expenses and amortization	58,407	67,550	122,663
Amortization of goodwill	-	4,232	-
Amortization of negative goodwill	-	△ 5,612	-
Amortization of negative goodwill-net	△ 2,263	-	△ 3,865
Increase in allowance for doubtful accounts	19,818	18,651	39,648
Increase in allowance for loss on refund of interest receive	-	7	5,335
Increase in reserves for bonus	3,649	2,014	2,247
Increase in employees retirement benefit	3,956	2,905	7,748
Increase (decrease) in provision for store closing expenses	△ 1,682	2,076	△ 3,956
Interest and dividend income	△ 2,790	△ 3,111	△ 4,998
Interest expense	4,967	6,377	10,801
Foreign exchange(gain) loss	△ 8	217	△ 2
Equity in losses (earnings) of affiliated companies	643	△ 1,035	5,226
Gain on sale of fixed assets	△ 825	△ 564	△ 2,552
Loss on sale or retirement of fixed assets	2,003	2,051	5,663
Impairment loss	24,438	16,946	32,804
Capital gain (loss) on sale of securities	△ 7,458	△ 3,627	△ 7,950
Increase in trade receivable	△ 32,352	△ 29,139	△ 72,445
Decrease(increase) in inventory assets	6,530	5,858	△ 23,825
Increase in finance receinabales	△ 52,378	△ 23,908	△ 76,497
Increase(decrease) in notes and accounts payable-trade	14,740	30,319	8,212
Net increase/(decrease) in other assets or debt	49,217	3,926	17,962
Orhers	3,554	5,637	7,579
Sub-total	154,325	161,494	223,563
Interest and dividend received	2,732	2,554	4,527
Interest paid	△ 4,447	△ 6,160	△ 11,028
Income taxes paid	△ 42,918	△ 51,062	△ 75,417
Cash Flows from Operating Activities	109,691	106,826	141,644
II Cash Flows from Investing Activities			
Purchases of marketable securities	△ 2,004	△ 4,087	△ 3,205
Proceeds from sale of marketable securities	5,495	2,000	8,155
Purchases of tangible fixed assets	△ 136,504	△ 126,296	△ 244,892
Proceeds from sale of tangible fixed assets	20,340	18,095	25,464
Purchases of investment securities	△ 7,498	△ 77,527	△ 11,601
Proceeds from sales of investment securities	10,058	4,221	12,241
Proceeds from sales of preferred stocks	-	5,000	-
Cash received paid in conjunction with the purchases of consolidated subsidiaries	△ 169,517	-	△ 169,517
Proceeds from conjunction with the purchases of consolidated subsidiaries	848	8,068	969
Paymenrs for fixed leasehold deposits to lessors	△ 13,741	△ 14,493	△ 25,823
Collection of fixed leasehold deposits to lessors	16,664	15,824	25,236
Proceeds from lease deposits from lessees	14,866	11,074	36,195
Repayments of lease deposits from lessees	△ 9,332	△ 8,498	△ 18,083
Others	△ 269	5,601	613
Cash Flows from Investing Activities	△ 270,594	△ 161,016	△ 364,248
III Cash Flows from Financing Activities			
Net increase (decrease) in short-term borrowings	43,388	△ 2,547	△ 16,215
Proceeds from long-term debt	140,409	34,403	230,063
Repayments of long-term debt	△ 49,650	△ 81,827	△ 115,980
Proceeds from Issue of bonds	-	22,770	53,583
Repayments of redemption of debenture	△ 20,000	△ 31,710	△ 20,000
Proceeds from issue of new common stocks	-	509	193,096
Repayments of obligations under reorganization proceedings	△ 345	△ 230	△ 2,951
Proceeds from issuance of subsidiaries' stock to minority shareholders	522	55	737
Repurchases of subsidiaries' stock from minority sbareholders	△ 42	△ 1,279	△ 233
Dividends paid to shareholders	△ 10,872	△ 11,994	△ 10,872
Dividends paid to minority shareholders	△ 5,190	△ 6,110	△ 8,284
Others	14,056	△ 2,838	11,407
Cash Flows from Financing Activities	112,274	△ 80,801	314,348
IV Foreign currency translation adjustment on cash and cash equivalents	△ 877	280	2,399
V Net increase(decrease) in cash and cash equivalents	△ 49,506	△ 134,710	94,143
VI Initial cash and cash equivalents	285,387	382,851	285,387
VII Net increase of initial cash and cash equivalents from alteration of consoildated limit	3,320	-	3,320
VIII Closing balance of cash and cash equivalents	239,201	248,140	382,851

Balance Sheets <AEON>

(unit:millions of yen)

Item	Previous Interim FYE (August 20, 2006)			This Interim FYE (August 20, 2007)			Condensed Balance Sheet (February 20, 2007)		
	Amount		Ratio	Amount		Ratio	Amount		Ratio
(Assets)			%			%			%
I Current Assets									
Cash on hand and in bank	53,318			84,587			220,084		
Notes receivable	372			418			486		
Accounts receivable	15,956			17,119			16,534		
Merchandise inventories	110,874			119,381			120,499		
Others	54,262			75,297			52,535		
Allowance for doubtful accounts	△ 200			△ 228			△ 233		
Total Current Assets		234,584	25.2		296,577	21.2		409,907	29.7
II Fixed Assets									
Tangible Fixed Assets									
Buildings	235,082			274,124			242,374		
Land	89,154			101,456			92,093		
Others	58,510			66,727			59,579		
Total tangible fixed assets		382,747	33.4		442,308	31.3		394,047	28.6
Intangible Fixed Assets		16,633	1.9		14,734	1.0		15,156	1.1
Investments and other assets									
Investment securities	80,134			81,169			77,043		
Stock of subsidiaries and affiliates	278,528			359,280			282,502		
Fixed leasehold deposits to lessors	159,205			154,868			156,779		
Others	63,408			70,174			64,659		
Allowance for doubtful accounts	△ 23,526			△ 20,414			△ 23,207		
Total of investments and other assets		557,750	39.5		645,079	46.1		557,777	40.5
Total fixed assets		957,131	74.8		1,102,122	78.7		966,981	70.2
III Deferred Assets									
Cost of issued new stocks		128			-			-	
Stock delivary expense		-			864			1,063	
Total of deferred Assets		128	0.0		864	0.1		1,063	0.1
Total of Assets		1,191,844	100.0		1,399,565	100.0		1,377,952	100.0
(Liabilities)									
I Current Liabilities									
Notes payable-trade	19,371			20,476			23,582		
Accounts payable-trade	160,776			166,654			162,767		
Short-term borrowings	700			-			-		
Curernt portion of long-term debt	26,385			19,710			16,047		
Current portion of bonds	20,000			-			20,000		
Commercial Paper	35,000			-			-		
Income taxes payable	12,717			5,764			19,579		
Deposits received	115,005			125,164			100,621		
Reserves for bonus	7,539			6,879			6,301		
Provision for store closing expenses	3,242			2,355			1,923		
Others	115,780			147,643			115,793		
Total current liabilities		516,519	39.1		494,649	35.3		466,617	33.9
II Fixed Liabilities									
Bonds	60,000			91,000			91,000		
Long-term debt	76,747			58,049			71,722		
Reserves for retirement grants	9,877			12,861			11,558		
Provision for loss of investments	6,665			6,468			8,124		
Provision for store closing expenses	418			630			115		
Provision for contingent liabilities	1,975			1,565			1,692		
Lease deposits from lessees	92,353			100,356			95,754		
Others	1,976			3,479			2,026		
Total Fixed Liabilities		250,014	24.5		274,411	19.6		281,994	20.4
Total of Liabilities		766,534	63.6		769,060	54.9		748,611	54.3

Item	Previous Interim FYE (August 20, 2006) Amount		Ratio	This Interim FYE (August 20, 2007) Amount		Ratio	Condensed Balance Sheet (February 20, 2007) Amount		Ratio
(Equity)			%			%			%
I Shareholders' equity									
1 Common stock		101,798	8.5		199,054	14.2		198,791	14.4
2 Capital surplus									
Additional paid-in capital	167,707			264,963			264,700		
Other capital surplus	3			4			4		
Total capital surplus		167,711	14.1		264,968	18.9		264,704	19.2
3 Retained earnings									
Legal reserve	11,770			11,770			11,770		
Other retained earnings	123,260								
total of retained earnings		135,030	11.3		147,846	10.6		146,225	10.6
4 Treasury stock		△ 768	0.0		△ 783	0.0		△ 777	0.0
Total Sharehoders ' equity		403,771	33.9		611,086			608,944	44.2
II Assessment and Reduction's balance									
Balance of Market Securities' Assessment	21,538			19,267			20,240		
Profit or loss of roll over hedge	-			△ 277			△ 149		
Total of Assessment and Reduction's balance		21,538	1.8		18,990	1.3		20,091	1.5
III Stock acquisition rights		-			427	0.1		305	0.0
Total of equity		425,309	35.7		630,504	45.1		629,340	45.7
Total of Liabilities and Equity		1,191,844	100.0		1,399,565	100.0		1,377,952	100.0

PROFIT AND LOSS STATEMENTS <AEON>

(unit:millions of yen)

Item	Previous Interim FYE (February 21,2006 – August 20, 2006) Amount		Ratio	This Interim FYE (February 21, 2007 – August 20, 2007) Amount		Ratio	Condensed Profit and Loss Statement of Previous FYE (February 21, 2006 – February 20, 2007) Amount		Ratio
			%			%			%
I Net sales		892,395	100.0		932,865	100.0		1,836,255	100.0
II Cost of sales		659,815	73.9		690,914	74.1		1,353,484	73.7
Gross profit on sales		232,580	26.1		241,951	25.9		482,771	26.3
III Rental and other revenues		58,029	6.5		68,330	7.4		124,009	6.7
Gross profit		290,609	32.6		310,281	33.3		606,781	33.0
IV Selling, general and adininistrative expenses		281,997	31.6		301,527	32.4		573,204	31.2
Operating income		8,612	1.0		8,754	0.9		33,576	1.8
V Non-operating income		9,565	1.0		13,070	1.4		17,486	1.0
VI Non-operating expenses		2,979	0.3		3,457	0.3		7,017	0.4
Ordinary profit		15,197	1.7		18,367	2.0		44,045	2.4
VII Special profit		29,185	3.3		6,766	0.7		29,896	1.6
VIII Special loss		23,389	2.6		8,521	0.9		32,243	1.7
Income before income taxes		20,993	2.4		16,612	1.8		41,698	2.3
Current income tax	11,071			3,496			20,922		
Deferred income tax	△ 3,335	7,736	0.9	△ 499	2,996	0.3	△ 3,675		1.0
Net (loss) income		13,257	1.5		13,616	1.5		24,452	1.3

Nonconsolidated Statement of changes in equity (Previous Interim Fiscal Year)

	Shareholders equity								
	Common Stock	Capital surpulus			Retained earnings			Treasury stocks	Total shareholders equity
		Additional paid-in capital	Other capital surpulus	Total Capital surpulus	Regal reserve	Other retained earnings	Total retained earnings		
Closing balance at Feb. 20th, 2006	101,798	167,707	3	167,710	11,770	120,875	132,645	△ 763	401,390
Variance(in this period)									
Reversal of voluntary reserves from earnings appropriated by the board of directors in April 2006(note2)						-	-		-
Items appropriated out of earnings by the board of directors in April 2006(note3)						△ 10,872	△ 10,872		△ 10,872
Reserve for special depreciation related to the business year under review						-	-		-
Reversal of reserves for special depreciation related to the business year under review						-	-		-
Reversal of reserve for asset-reduction entry related to the business year under review						-	-		-
Reserve for special asset-reduction entry account related to the buisness year under review						-	-		-
Net income						13,257	13,257		24,452
Purchases of treasury stocks								△ 5	△ 5
Disposal of treasury stocks			0	0				0	1
Other variance(in this period)									
Total of variance	-	-	0	0	-	2,384	2,384	△ 4	2,380
Closing balance at Aug. 20th, 2006	101,798	167,707	3	167,711	11,770	123,260	135,030	△ 768	403,771

	Assessment and Reduction's balance		Total of equity
	Balance of Market Securities' Assessment	Total of Assessment and Reduction's balance	
Closing balance at Feb. 20th, 2006	23,673	23,673	425,064
Variance(in this period)			
Reversal of voluntary reserves from earnings appropriated by the board of directors in April 2006(note2)			-
Items appropriated out of earnings by the board of directors in April 2006(note3)			△ 10,872
Reserve for special depreciation related to the business year under review			-
Reversal of reserves for special depreciation related to the business year under review			-
Reserve for asset-reduction entry related to the business year under review			-
Reversal of reserve for asset-reduction entry related to the business year under review			-
Reserve for special asset-reduction entry account related to the buisness year under review			-
Reversal of reserve for special asset-reduction entry account related to the business year under			-
Net income			13,257
Purchases of treasury stocks			△ 5
Disposal of treasury stocks			1
Other variance(in this period)	△ 2,134	△ 2,134	△ 2,134
Total of variance	△ 2,134	△ 2,134	245
Closing balance at Aug. 20th, 2006	21,538	21,538	425,309

	Reserve for special depreciation	Reserve for asset-reduction entries	Special reserve for reduction entries for fixed assets	Special reserves	Retained earnings carried forward	Total
Closing balance at Feb. 20th, 2006	961	9,329	361	98,500	11,723	120,875
Variance(in this period)						
Reversal of voluntary reserves from earnings appropriated by the board of directors in April 2006(note2)	△ 291	△ 404	△ 361		1,057	-
Items appropriated out of earnings by the board of directors in April 2006(note3)	209	361	2		△ 11,446	△ 10,872
Reserve for special depreciation related to the business year under review	108				△ 108	-
Reversal of reserves for special depreciation related to the business year under review	△ 143				143	-
Reversal of reserve for asset-reduction entry related to the business year under review		△ 196			196	-
Reserve for special asset-reduction entry account related to the buisness year under review			61		△ 61	-
Net income					13,257	13,257
Purchases of treasury stocks						
Disposal of treasury stocks						
Other variance(in this period)						
Total of variance	△ 166	△ 239	△ 297	-	3,038	2,384
Closing balance at Aug. 20th, 2006	844	9,089	64	98,500	14,762	123,260

(note2) The following voluntary reserves, from earnings appropriated by the Board of Directors in April 2006, were reversed

Disposition of voluntary reserves

1. Reversal of reserve for special depreciation — 291 million of yen
2. Resersal of reserve for reduction entries for fixed assets — 404 million of yen
3. Reversal of sepecial reserve for reduction entries for fixed assets — 361 million of yen

(note3) The following is a breakdown of earnings appropriated by the Board of Directors in April 2006

1. Dividends — 10,872 million of yen
2. Voluntary reserves
   (1) Reserve for special depreciation — 209 million of yen
   (2) Reserve for reduction entries for fixed assets — 361 million of yen
   (3) Special reserve for reduction entries for fixed assets — 2 million of yen

Total — 11,446 million of yen

Nonconsolidated Statement of changes in equity

	Shareholders equity								
	Common Stock	Capital surpulus			Retained earnings			Treasury stocks	Total shareholders equity
		Additional paid-in capital	Other capital surpulus	Total Capital surpulus	Regal reserve	Other retained earnings	Total retained earnings		
Closing balance at Feb. 20th, 2007	198,791	264,700	4	264,704	11,770	134,455	146,225	Δ 777	608,944
Variance(in this period)									
Reserve for special depreciation related to the business year under review						-	-		-
Reversal of reserves for special depreciation related to the business year under review						-	-		-
Reserve for asset-reduction entry related to the business year under review						-	-		-
Reversal of reserve for asset-reduction entry related to the business year under review						-	-		-
Reserve for special asset-reduction entry account related to the buisness year under review						-	-		-
General reserve						-	-		-
Dividends Payments						Δ 11,994	Δ 11,994		Δ 11,994
Net income						13,616	13,616		13,616
Purchases of treasury stocks								Δ 7	Δ 7
Disposal of treasury stocks			0	0				1	1
Issue of new common stocks	263	263		263					526
Other variance(in this period)									
Total of variance	263	263	0	263	-	1,621	1,621	Δ 6	2,141
Closing balance at Aug. 20th, 2007	199,054	264,963	4	264,968	11,770	136,076	147,846	Δ 783	611,086

	Assessment and Reduction's balance			Stock acquisition rights	Total of equity
	Balance of Market Securities' Assessment	Profit or loss of roll over hedge	Total of Assessment and Reduction's balance		
Closing balance at Feb. 20th, 2007	20,240	△ 149	20,091	305	629,340
Variance(in this period)					
Reserve for special depreciation related to the business year under review					-
Reversal of reserves for special depreciation related to the business year under review					-
Reserve for asset-reduction entry related to the business year under review					-
Reversal of reserve for asset-reduction entry related to the business year under review					-
Reserve for special asset-reduction entry account related to the buisness year under review					-
General reserve					-
Dividends Payment					△ 11,994
Net income					13,616
Purchases of treasury stocks					△ 7
Disposal of treasury stocks					1
Issue of new common stocks					526
Other variance(in this period)	△ 973	△ 127	△ 1,100	122	△ 978
Total of variance	△ 973	△ 127	△ 1,100	122	1,163
Closing balance at Aug. 20th, 2007	19,267	△ 277	18,990	427	630,504

	Reserve for special depreciation	Reserve for asset-reduction entries	Special reserve for reduction entries for fixed assets	Special reserves	Retained earnings carried forward	Total
Closing balance at Feb. 20th, 2007	833	8,703	-	98,500	26,418	134,455
Variance(in this period)						
Reserve for special depreciation related to the business year under review	149				△ 149	-
Reversal of reserves for special depreciation related to the business year under review	△ 108				108	-
Reserve for asset-reduction entry related to the business year under review		0			0	-
Reversal of reserve for asset-reduction entry related to the business year under review		△ 198			198	-
Reserve for special asset-reduction entry account related to the buisness year under review			20		△ 20	-
General Reserve				7,000	△ 7,000	
Dividends Payment					△ 11,994	△ 11,994
Net income					13,616	13,616
Purchases of treasury stocks						
Disposal of treasury stocks						
Issue of new common stocks						
Other variance(in this period)						
Total of variance	41	△ 197	20	7,000	△ 5,242	1,621
Closing balance at Aug. 20th, 2007	874	8,505	20	105,500	21,176	136,076

Nonconsolidated Statement of changes in equity (Previous Fiscal Year ended)

	Shareholders equity								
	Common Stock	Capital surpulus			Retained earnings			Treasury stocks	Total shareholders equity
		Additional paid-in capital	Other capital surpulus	Total Capital surpulus	Regal reserve	Other retained earnings	Total retained earnings		
Closing balance at Feb. 20th, 2006	101,798	167,707	3	167,710	11,770	120,875	132,645	△ 763	401,390
Variance(in this period)									
Reversal of voluntary reserves from earnings appropriated by the board of directors in April 2006(note2)						-	-		-
Items appropriated out of earnings by the board of directors in April 2006(note3)						△ 10,872	△ 10,872		△ 10,872
Reserve for special depreciation related to the business year under review						-	-		-
Reversal of reserves for special depreciation related to the business year under review						-	-		-
Reserve for asset-reduction entry related to the business year under review						-	-		-
Reversal of reserve for asset-reduction entry related to the business year under review						-	-		-
Reserve for special asset-reduction entry account related to the buisness year under review						-	-		-
Reversal of reserve for special asset-reduction entry account related to the business year under						-	-		-
Net income						24,452	24,452		24,452
Issue of new common stocks	96,992	96,992		96,992					193,985
Purchases of treasury stocks								△ 14	△ 14
Disposal of treasury stocks			0	0				1	2
Other variance(in this period)									
Total of variance	96,992	96,992	0	96,993	-	13,579	13,579	△ 13	207,553
Closing balance at Feb. 20th, 2007	198,791	264,700	4	264,704	11,770	134,455	146,225	△ 777	608,944

	Assessment and Reduction's balance			Stock acquisition rights	Total of equity
	Balance of Market Securities' Assessment	Profit or loss of roll over hedge	Total of Assessment and Reduction's balance		
Closing balance at Feb. 20th, 2006	23,673	-	23,673	-	425,064
Variance(in this period)					
Reversal of voluntary reserves from earnings appropriated by the board of directors in April 2006(note2)					-
Items appropriated out of earnings by the board of directors in April 2006(note3)					Δ 10,872
Reserve for special depreciation related to the business year under review					-
Reversal of reserves for special depreciation related to the business year under review					-
Reserve for asset-reduction entry related to the business year under review					-
Reversal of reserve for asset-reduction entry related to the business year under review					-
Reserve for special asset-reduction entry account related to the buisness year under review					-
Reversal of reserve for special asset-reduction entry account related to the business year under					-
Net income					24,452
Issue of new common stocks					193,985
Purchases of treasury stocks					Δ 14
Disposal of treasury stocks					2
Other variance(in this period)	Δ 3,432	Δ 149	Δ 3,582	305	Δ 3,276
Total of variance	Δ 3,432	Δ 149	Δ 3,582	305	204,276
Closing balance at Feb. 20th, 2007	20,240	Δ 149	20,091	305	629,340

	Reserve for special depreciation	Reserve for asset-reduction entries	Special reserve for reduction entries for fixed assets	Special reserves	Retained earnings carried forward	Total
Closing balance at Feb. 20th, 2006	961	9,329	361	98,500	11,723	120,875
Variance(in this period)						
Reversal of voluntary reserves from earnings appropriated by the board of directors in April 2006(note2)	△ 291	△ 404	△ 361		1,057	-
Items appropriated out of earnings by the board of directors in April 2006(note3)	209	361	2		△ 11,446	△ 10,872
Reserve for special depreciation related to the business year under review	240				△ 240	-
Reversal of reserves for special depreciation related to the business year under review	△ 286				286	-
Reserve for asset-reduction entry related to the business year under review		71			△ 71	-
Reversal of reserve for asset-reduction entry related to the business year under review		△ 654			654	-
Reserve for special asset-reduction entry account related to the buisness year under review			61		△ 61	-
Reversal of reserve for special asset-reduction entry account related to the business year under			△ 64		64	-
Net income					24,452	24,452
Issue of new common stocks						
Purchases of treasury stocks						
Disposal of treasury stocks						
Other variance(in this period)						
Total of variance	△ 127	△ 626	△ 361	-	14,695	13,579
Closing balance at Feb. 20th, 2007	833	8,703	-	98,500	26,418	134,455

(note2) The following voluntary reserves, from earnings appropriated by the Board of Directors in April 2006, were reversed

Disposition of voluntary reserves

1. Reversal of reserve for special depreciation 291 million of yen
2. Resersal of reserve for reduction entries for fixed assets 404 million of yen
3. Reversal of sepecial reserve for reduction entries for fixed assets 361 million of yen

(note3) The following is a breakdown of earnings appropriated by the Board of Directors in April 2006

1. Dividends 10,872 million of yen
2. Voluntary reserves
   - (1) Reserve for special depreciation 209 million of yen
   - (2) Reserve for reduction entries for fixed assets 361 million of yen
   - (3) Special reserve for reduction entries for fixed assets 2 million of yen

Total 11,446 million of yen

March 6, 2007
To Whom It May Concern
Name of Company: AEON Co., Ltd.
Representative: Motoya Okada, President
(Code Number: 8267)
Inquiries to: Yuiken Tsutsumi, Senior Vice President, Corporate Communications
(Phone Number: 043-212-6042)

Estimated Full-year Financial Results (Consolidated and Non-consolidated) and Posting of Extraordinary Loss

1. Estimated Financial Results

(1) Financial results for the fiscal year ended February 2007, which are estimated based on recent business performance, are as follows.

Estimated consolidated financial results for the fiscal year ended February 2007
(from February 21, 2006 to February 20, 2007)
(in millions of yen)

	Total revenue	Operating income	Ordinary profit	Net income
Estimated financial results for the fiscal year under review (A)	4,860,000	190,000	189,000	56,000
Actual financial results for the previous fiscal year (B)	4,430,285	166,105	175,989	28,932
Change (A minus B)	429,715	23,895	13,011	27,068
Percentage change	9.7%	14.4%	7.4%	93.6%

Previous estimate of financial results for the fiscal year under review	Over 4,800,000	200,000 to 210,000	-	-

Estimated non-consolidated financial results for the fiscal year ended February 2007
(from February 21, 2006 to February 20, 2007)
(in millions of yen)

	Operating revenue	Operating profit	Ordinary profit	Net profit
Estimated financial results for the fiscal year under review (A)	1,960,000	33,000	43,500	24,000
Actual financial results for the previous fiscal year (B)	1,892,909	24,297	31,117	2,282
Change (A minus B)	67,091	8,703	12,383	21,718
Percentage change in percentage	3.5%	35.8%	39.8%	951.7%

Previous estimate of financial results for the fiscal year under review	Over 1,980,000	35,000 to 40,000	-	-

(2) Factors of year-on-year increase in estimated financial results for the fiscal year ended February 2007 are as follows.

Total revenue, Operating income and ordinary profit for the consolidated fiscal year under review are predicted to hit record highs for the seventh year in a row. While the consolidation of Diamond City Co., Ltd. seems to have resulted in a massive increase of revenue and profit in SC development operations, general retailing operations also appear to have performed well. Particularly, improvements in the non-consolidated financial results of AEON Co., Ltd. (hereinafter "AEON") seem to have contributed to improvements in the consolidated financial results.

Although profits will not improve to the level described in the estimated financial results announced on July 5, 2006 because of sluggish sales of seasonal products due to unprecedented

weather abnormalities, steady improvements were made through the improvement of product procurement through the use of infrastructure and the accumulation of expertise in developing and operating shopping centers. Consolidated operating margin is estimated to reach 3.9%, an increase from 3.7% of the previous fiscal year.

On a non-consolidated basis, AEON continued its scrap and build program, opening 15 general merchandise stores and supermarkets while closing 13. It also made progress in the reform of products and sales floors. As a result, the estimated sales growth rate of existing stores for the fiscal year under review now stands at 100.2% (clothing: 98.3%, food: 101.1%, household and leisure goods: 99.9%), exceeding 100% for the first time in 11 years. Gross profit on sales is estimated to have improved by 0.3% overall with improvements in the garment and all other product sectors. Although selling, general and administrative expenses of existing stores is estimated to have slightly increased to 100.7% of that of the previous fiscal year as a result of strategic investment—mainly in labor costs spent on raising the level of service on sales floors—it appears to have been controlled within the projected range of increase. Consequently, it appears that AEON achieved a year-on-year increase of more than 30% in Operating income in difficult market conditions and also posted record highs in ordinary profit and Net income thanks to an increase in dividends received from high-performing subsidiaries.

2. Posting of extraordinary gain and loss (non-consolidated)

On a non-consolidated basis, while Net income is estimated to have recovered from the previous fiscal year, in which early adoption of impairment accounting significantly affected financial results, an extraordinary loss of 9 billion yen is estimated for the second half of the fiscal year under review from the sale of fixed assets and impairment. Together with the extraordinary gain and loss posted during the first half of the fiscal year, estimated full-year extraordinary gain and loss are 29 billion and 32 billion, respectively.

Note: The above estimates are based on information available on the day of publication of this material. Therefore, actual performance may differ from estimated figures.

March 9, 2007

To Whom It May Concern:

Name of Company: AEON Co., Ltd.

Representative: Motoya Okada, President

(Code Number: 8267)

Inquiries to: Yuiken Tsutsumi, Senior Vice President, Corporate Communications

(Phone Number: 043-212-6061)

Notice Concerning Capital and Alliance between AEON, Daiei and Marubeni

AEON Co., Ltd. (hereinafter "AEON"), The Daiei, Inc. (hereinafter "Daiei") and Marubeni Corporation (hereinafter "Marubeni") have today agreed to enter into capital and Alliance.

AEON, Daiei and Marubeni formed a Alliance study committee in accordance with a memorandum concerning exclusive negotiations for capital and Alliance dated October 13, 2006 and have had active discussions on this subject.

As a result of such discussions, the study committee concluded that the early regeneration of Daiei could be realized and the corporate value of each company could be further enhanced by cooperation between AEON and Daiei under their mutually-held basic philosophy of "the customer comes first."

After the conclusion of the Alliance agreement, the parties also agreed that Marubeni transfer a portion of its holding of Daiei shares (15% of the number of issued shares outstanding) to AEON and that Daiei transfer a portion of its holding of The Maruetsu, Inc. shares (20% of the number of issued shares outstanding) to AEON.

Moreover, AEON and Marubeni agreed to enter into a cross-shareholding relationship based on the common recognition that effectively utilizing management resources and deepening the business relationship by increasing mutual confidence and cooperation will enhance the corporate value of both companies.

As a result of this series of undertakings, AEON Group and Daiei Group will form a retailing association with operating revenue exceeding 6 trillion yen. Both groups will pursue higher efficiency and accelerate reform by leveraging the advantages of scale and mutually sharing their management resources and expertise. In addition, Marubeni, as a general trading company that has strong relationships with both groups, will fully utilize all its capabilities to provide various

proposals and services to AEON and Daiei.

AEON, Daiei and Marubeni will cooperate to reform the Japanese distribution industry, which is currently experiencing rapid change. As part of these efforts, AEON and Daiei will seek to further develop their attractiveness to customers by reinforcing proposals to customers and enhancing the level of service.

The continued support of our valued customers, suppliers and others is deeply appreciated.

1. Outline of the Alliance

1) Products

A. Sharing and standardization of product and supplier information, while maintaining the unique identity of each of AEON and Daiei.

B. Joint purchasing, joint development and joint sales promotion by leveraging the advantages of scale.

a. Joint procurement: Joint purchasing and joint procurement of global brand products, imported products and national brand products. Joint efforts in procuring perishables.

b. Joint development: Consolidation of raw materials suppliers and contract manufacturers of internally-developed products. Standardization of items.

c. Joint sales promotion: Joint sales promotion of global brand products and national brand products.

Targeted scale of joint efforts: 300 billion yen (on an annual basis, for the first year)

2) Systems

A. Joint use of existing systems of AEON (e.g. back office efficiency system, personnel and salary system).

B. Reduction in lead time and costs of system development through sharing of expertise (e.g. merchandizing system, finance and management accounting system).

C. Joint research into new systems (e.g. next generation EDI).

D. Joint procurement of equipment and commercial software.

3) Logistics

A. Study for strategic integration of logistics facilities.

B. Joint procurement of materials for logistics.

4) Tenants

A. Sharing, mutual referral and joint development of tenant information.

5) Materials

A. Joint procurement through standardization of specifications.

B. Study for joint utilization of the internal procurement system of AEON Group.

C. Joint development of low-cost management methods.

2. Exchange of human resources including officers and employees

1) Daiei will submit a proposal to receive two directors and one auditor from AEON to the regular general shareholders meeting to be held in May 2007.

2) Exchange of employees as necessary to support the Alliance.

3. Stock transfer

1) Marubeni shall transfer 29,860,000 shares of its holding of class A shares of Daiei (15% of the number of issued shares outstanding; 15.12% in terms of voting rights) to AEON for a total of 46.2 billion yen by March 31, 2007.

2) Daiei shall transfer 26,201,000 shares of its holding of Maruetsu shares (20.33% of the number of issued shares outstanding; 21.27% in terms of voting rights) to AEON for a total of 16.5 billion yen by March 31, 2007.

3) AEON and Marubeni shall each acquire the shares of the other party in the amount of 10 billion yen within three months hereafter.

March 28, 2007

To whom it may concern:

AEON Co., Ltd.
(Code No.: 8267)
Representative: Motoya Okada, President
Inquiries: Yuiken Tsutsumi,
Senior Vice President in Charge
of Corporate Communications
(Telephone: 043-212-6061)

Notice Concerning Organizational Changes and Personnel Reassignments

AEON Co., Ltd. hereby announces organizational changes and personnel reassignments as detailed in the attached sheets.

End.

March 28, 2007
AEON Co., Ltd.

Organizational Changes and Personnel Reassignments

AEON Co., Ltd. hereby announces organizational changes and personnel reassignments, undertaken in pursuit of further improvement of its corporate value, as follows.

1. Organizational changes (effective March 28, 2007)
   Purposes
   1) To further increase synergy effects within the Group and reinforce the Group management system:
      - We will clarify our position as the organization that supports the growth of each Group company by improving organizational systems such as those of the Group Headquarters and those common to the Group.
        Group Headquarters and common Group organizational systems will support the implementation of each business's growth strategies by providing management resources and services such as personnel, information and funding, as well as accelerate the efforts to improve profitability of the Group as a whole by fully leveraging the advantages of scale.
   2) To improve profitability of the business organization, the organizational systems will be reviewed with a focus on strengthening the Products Department and centralizing shopping center management.

Reorganization of Group Headquarters

(1) The post in charge of Corporate Communications will be abolished, and a post in charge of Group Communications will be established, under which the Secretary's Office and the Corporate Communications Department will be positioned.

(2) The post in charge of Customer Relations will be abolished, and a new post in charge of Group Customer Relations will be established, under which the newly created Branding Department and the CS Department will be positioned. The Customer Service Department that was under the post in charge of Customer Relations will now fall under the post in charge of Human Resources/General Affairs Department.

(3) A new post in charge of Group Environmental and Social Contribution will be established, under which the Environmental and Social Contribution Department will be positioned.

(4) The post in charge of Strategy/Business Promotion will be eliminated, and a new post in charge of Group Strategy/Business Promotion/Affiliates will be established, under which the Strategy Department, the Business Promotion Department and the Affiliate Department will be positioned.

(5) The post in charge of Finance/Accounting/Affiliates will be abolished, and a new post in charge of Group Finance and Accounting will be established, under which the Finance and Accounting Headquarters and Internal Control Structuring PT will be positioned.

(6) The post in charge of Quality Control will be abolished, and a new post in charge of Group Quality Control will be created, under which the Quality Control Department will be positioned.

Reorganization of the Group's common organizational systems

(7) A new post in charge of Group Private Brand will be established, under which TOPVALU Headquarters will be positioned, under which the TOPVALU Product Department and GREEN-EYE Development Department will be positioned.

(8) A new post in charge of Group Demand Centralization will be established, under which the Fresh Food Procurement Department, Grocery/Dairy Procurement Department, Clothing Procurement Group and H&BC Procurement Group will be positioned.

(9) The post in charge of SCM will be abolished, and a new post in charge of Group SCM will be established, under which the Low-Temperature Physical Distribution Department, Room-Temperature Physical Distribution Department and SCM Reform Department will be positioned.

(10) The post in charge of IT will be abolished, and a new post in charge of Group IT will be established, under which the IT Planning Team, System Development Department, Information System Department, B2B Promotion Department and Business Support Center (Accounting Support Operation Department and Business Support Operation Department) will be positioned.

Business Organizations

(11) The Shoes/Bags/Apparel Products Department under the Clothing Headquarters will be abolished, and replaced by the newly established Children's/Baby Products Department, Hobby Products Department, Shoes Department, Bags/Apparel Department and Jeans/Sporting Equipment Department.

(12) The name of Clothing Planning Team will be changed to Clothing Shop Planning Headquarters, under which a Clothing Planning Department will be newly established, and the Espritmur Business Department and SELF+SERVICE Business Department will be positioned.

(13) A Confectionary Department, Liquor Department and Delicatessen Planning Team will be newly established under the Food Headquarters.

(14) Under the Home/Leisure Products Headquarters, a Home Fashion Management Department will be newly established, under which the Home Furnishings Department, Household Products Department and General Gifts Department will be positioned.

(15) The name of the Sporting Equipment Department under the Home/Leisure Products Headquarters will be changed to the Bicycle Department. In addition, the Pandora Group of the Home Fashion Department will become the Pandora Products Department.

(16) An H&BC Planning Team will be newly established under the H&BC Products Headquarters.

(17) An Overseas Products Department will be newly established under the post in charge of Products.

(18) Under the post in charge of Developer Business, Development Headquarters will be newly established, under which the Hokkaido Development Department, Tohoku Development Department, Kanto Development Department, Chubu Development Department, West Japan Development Department, Development Planning Department, Corporate Development Department and Real Property Management Department will be positioned.

(19) Under the post in charge of Developer Business, Development Planning Headquarters will be newly established, under which the Construction Department, Purchasing Department and Developer Planning Department will be positioned.

(20) East Japan Business Department and West Japan Business Department under the SC

Business Headquarters will be abolished, and replaced by the newly established North Japan Business Department, Kanto Business Department, Chubu Business Department and West Japan Business Department. In addition, the name of the Koshigaya Lake Town Developer Business Department under the post in charge of Developer Business will be changed to Koshigaya Lake Town Business Department, and the department will be positioned under the organization of SC Business Headquarters. SC Business Departments under each regional company will be abolished, and their functions will be shifted to the North Japan Business Department, Kanto Business Department, Chubu Business Department and West Japan Business Department, all under the SC Business Headquarters.

2. Personnel Reassignments: Vice Presidents (effective March 28, 2007)

New Post	Former Post	Title (no change)	Name
In charge of Group Strategy/Business Promotion/Affiliates	In charge of Strategy/Business Promotion	Executive Vice President	Masaaki Toyoshima
In charge of Group Private Brand	In charge of SCM	Senior Vice President	Tetsu Tomonaga
In charge of Group IT	In charge of IT	Senior Vice President	Atsunobu Agata
In charge of Group Demand Centralization	Chief of H&BC Products Headquarters	Senior Vice President	Yoshitomo Suzuki
In charge of Group Communications	In charge of Corporate Communications	Senior Vice President	Yuiken Tsutsumi
Chief of Clothing Shop Planning Headquarters, and General Manager of Clothing Planning Department	Leader of Clothing Planning Team	Vice President	Korehide Arai
General Manager of Business Promotion Department	Chief of Finance and Accounting Headquarters	Vice President	Shuichiro Hara
(Acquitted of Chief of SUPERCENTER Business Headquarters)	President and Representative Director of AEON SUPERCENTER CO., LTD., and Chief of	Vice President	Soichi Okazaki

	SUPERCENTER Business Headquarters		
In charge of Group Customer Relations, and General Manager of Branding Department	In charge of Customer Relations	Vice President	Mitsuko Tsuchiya
In charge of Group Quality Control	In charge of Quality Control	Vice President	Kuniaki Miyachi

3. Personnel Reassignments: Other (effective March 28, 2007)

Note: Letters before the names of stores represent as follows: J stands for JUSCO, MV for MAXVALU, MG for MegaMart and SuC for SUPERCENTER.

New Post	Former Post	Name
In charge of Group Environmental and Social Contribution	General Manager of Environmental and Social Contribution Department	Seiichi Ueyama
In charge of Group Finance and Accounting	MYCAL CORPORATION	Masato Nishimatsu
In charge of Group SCM	Deputy Chief of Food Headquarters	Takao Iwamoto

Under the person in charge of Group Customer Relations

General Manager of CS Department	Store Manager of J-Shimotsuma Store	Hideaki Tanishima

Under the person in charge of Environmental and Social Contribution

General Manager of Environmental and Social Contribution Department	Deputy General Manager of Environmental and Social Contribution Department	Susumu Takahashi

Under the person in charge of Group Strategy/Business Promotion/Affiliates

General Manager of Strategy Department	Assistant to the person in charge of Strategy and Business Promotion	Yoshinori Okuno

Under the person in charge of Group Finance and Accounting

Chief of Finance and	General Manager of Finance	Hideki Wakabayashi

Accounting Headquarters, and General Manager of Finance Department	Department	

Under the person in charge of Group Demand Centralization

General Manager of Fresh Food Procurement Department	General Manager of Livestock Products Department	Osamu Nakano
General Manager of Grocery/Dairy Procurement Department	General Manager of Grocery Products Department	Hiroshi Hirose

North Japan Company

General Manager of Hokkaido Food Products Department	Food Products Department of Chubu Company	Koichi Mikami
Store Manger of J-Tomakomai Store	Store Manager of J-Tsuchizakiminato Store	Tomoyuki Ito
Store Manger of J-Shimoda Store	Home/Leisure Products Headquarters	Kazuyuki Oikawa
Store Manger of J-Fujisaki Store	Assistant to General Manager of Miyagi Fukushima Business Department	Shigeru Sato
Store Manger of J-Esashi Store	J-Kushiro Store	Kenichi Kimura
Store Manager of J-Tsuchizakiminato Store	J-Sapporo Hassamu Store	Shoko Fujita
Store Manager of J-Nakasen Store	Store Manager of J-Furukawa Store	Yoshi Onishi
Store Manager of J-Furukawa Store	Store Manager of J-Sakata Minami Store	Masato Kobayashi
Store Manager of J-Tomiya Store	Store Manager of J-Shin Higashine Store	Hidetsugu Arita
Store Manager of J-Sakata Minami Store	J-Mito Uchihara Store	Motoo Kawachi
Store Manager of J-Shin Higashine Store	Assistant to General Manager of Chiba Business Department	Hiroshi Kurashina
Store Manager of J-Yamagata Minami Store	Store Manager of J-Nakasen Store	Hidekazu Takabishi

Kanto Company

Store Manger of J-Tokai Store	Store Manager of J-Matsusaka Store	Yoshitomo Yamada
Store Manger of J-Nakacho Store	J-Yachiyo Midorigaoka Store	Shuichi Kurashima
Store Manger of J-Katsuta Store	Store Manager of J-Tokushima Store	Fumiyoshi Hirose
Store Manger of J-Shimotsuma Store	General Manager of Sports/Leisure Business Department	Hideo Tsujie
Store Manager of J-Imaichi Store	Store Manger of J-Nakacho Store	Yoshinori Nishikawa
Store Manager of J-Tochigi Store	MYCAL CORPORATION	Kazuaki Kanbe
Store Manager of J-Urawa Misono Store	Store Manager of J-Tochigi Store	Toru Kurokawa
Store Manager of J-Yono Store	Human Resources Headquarters	Tsuneyoshi Kojima
Store Manager of J-Iruma Store	Store Manager of J-Sakudaira Store	Akitaka Shibata
Store Manager of J-Yachimata Store	J-Yono Store	Masami Suzuki
Store Manager of J-Oami Shirasato Store	J-Marinpia Store	Toshimi Sato
Store Manager of J-Ontakesan Ekimae Store	Store Manager of J-Mino Store	Yukihisa Hashimoto
Store Manager of J-Sagamihara Store	Store Manager of J-Yamato Store	Mitsuhiro Takemura
Store Manager of J-Yamato Tsuruma Store	Store Manager of J-Oami Shirasato Store	Toshio Yoshii
Store Manager of J-Yamato Store	Store Manager of SuC-Mooka Store	Takao Suzuki
Chairman of Koshigaya Store Opening Committee	Store Manager of J-Urawa Misono Store	Minoru Kitada

Chubu Company

General Manager of Mikawa Business Department	General Manager of Clothing Department, Chubu Company	Toshikazu Oda
Store Manger of J-Suzaka Store	J-Hamamatsu Nishi Store	Yoshinori Ako

Store Manger of J-Shin Omachi Store	J-Kisogawa Store	Tatsuo Yoshihara
Store Manager of J-Sakudaira Store	B2B Promotion Department	Kenichi Wakita
Store Manager of J-Iida Store	Store Manger of J-Handa Store	Kazuhide Kawai
Store Manager of J-Mino Store	J-Shirako Store	Tomoo Inoue
Store Manager of J-Fujinomiya Store	Store Manger of J-Shingu Store	Akira Maeda
Store Manager of J-Higashiura Store	Store Manager of J-Ise Store	Shigeo Sunouchi
Store Manager of J-Handa Store	Store Manager of J-Shin Omachi Store	Futoshi Suzuki
Store Manager of J-Tawara Store	J-Okazaki Minami Store	Chiyoko Hisano
Store Manager of J-Yokkaichi Odaira Store	Store Manager of J-Shirako Store	Hiroaki Minato
Store Manager of J-Shirako Store	Store Manager of J-Tawara Store	Toru Kaneko
Store Manager of J-Matsusaka Store	Store Manager of J-Suzaka Store	Toshihiko Ozawa
Store Manager of J-Ise Store	MYCAL CORPORATION	Koji Inoue
Store Manager of J-Shingu Store	Store Manager of J-Iida Store	Takashi Fujie
General Manager of Clothing Department	General Manager of Shoes/Bags/Apparel Department, Clothing Headquarters	Kazuhiko Ando
General Manager of Store Support Department	Store Operation Headquarters	Yukio Takahashi

West Japan Company

General Manager of Hanshin Business Department	Store Manger of J-Tomakomai Store	Makoto Masuno
General Manager of Hanwa Business Department	General Manager of Sanyo Business Department	Hironori Saito
General Manager of Sanyo Business Department	AEON KYUSHU CO., LTD.	Masahiko Nagaoka
Store Manager of J-Nagahama Store	Management Planning Department, West Japan	Yukisada Katsube

	Company	
Store Manager of J-Nishi Otsu Store	Seconded to Guangdong JUSCO Teem Stores Co. Ltd.	Masatoshi Omoto
Store Manager of J-Ikaruga Store	J-Kire Uriwari Ekimae Store	Hideaki Seto
Store Manager of J-Noda Hanshin Store	Store Manager of J-Yono Store	Hiroshi Usami
Store Manager of J-Suwanomori Store	J-Takatsuki Store	Mitsuo Murata
Store Manager of J-Kaizuka Store	Store Manager of J-Ikaruga Store	Yoichi Inui
Store Manager of J-Tsukushigaoka Store	J-Nagahama Store	Mika Yokokura
Store Manager of J-Yamazaki Store	J-Sakai Kita Hanada Store	Hirofumi Sugihara
Store Manager of J-Kurashiki Store	Store Manager of J-Tsukushigaoka Store	Yasuko Kashiwakura
Store Manager of J-AEON Kurashiki Store	Store Manager of J-Kurashiki Store	Hiromasa Kaneda
Store Manager of J-Miyuki Store	Food Department, West Japan Company	Hiroshi Akao
Store Manager of J-Hikari Store	Store Manager of MG-AEON Kurashiki Store	Koshiro Kitauchi
Store Manager of J-Tokushima Store	J-Kashihara Store	Shusaku Fujiwara
General Manager of Clothing Department	General Manager of Children's Products Department, Clothing Headquarters	Shingo Horiuchi
General Manager of Food Department	General Manager of Gardening/Nursery Products Department, Food Headquarters	Yoshio Taniguchi

MAXVALU Business Headquarters

General Manager of Kansai/Hokuriku Business Department	General Manager of MAXVALU Management Planning Department	Harushige Hongo

SUPERCENTER Business Headquarters

Chief of SUPERCENTER Business Headquarters	General Manager of Mikawa Business Department	Nobuharu Yamada
General Manager of Kansai/Kanto Business Department	Deputy Chief of SUPERCENTER Business Headquarters	Kazunaka Watabe
Store Manager of SuC-Mooka Store	Store Manager of J-Tokai Store	Tetsuhiko Nakamura
Store Manager of SuC-Yatomi Store	SuC-Daianji Store	Toshinao Onishi
General Manager of Clothing Department	General Manager of Clothing Department, West Japan Company	Masao Katayama
General Manager of Management Department	Seconded to AEON SUPERCENTER CO., LTD.	Hiroto Masui
Chairman of Chuzu Store Opening Committee	Store Manager of SuC-Yatomi Store	Satoshi Nakao
Under the person in charge of Sales		
General Manager of Sports/Leisure Business Department	General Manager of Hanshin Business Department	Yoshiaki Minami
General Manager of Sales Department, Sports/Leisure Business Department	Store Manager of J-Yamato Tsuruma Store	Eiji Katayori
Under the person in charge of Products		
General Manager of Overseas Products Department	General Manager of Digital Products Department	Seiji Nakayama
Clothing Headquarters		
General Manager of Children's/Baby Products Department	Children's Products Department	Akiko Umeda
General Manager of Hobby Products Department	Children's Products Department	Shinichi Shimizu
General Manager of Shoes Department	General Manager of Shoes/Bags/Apparel Department	Hitoshi Kitagaki

General Manager of Bags/Apparel Department	Underwear Department	Yuko Ariga
General Manager of Jeans/Sporting Equipment Department	Clothing Headquarters	Saneharu Nishino

Food Headquarters

Leader of Delicatessen Planning Team	AEON Eaheart Co., Ltd.	Tsunenori Goda
General Manager of Confectionary Department	Assistant to Chief of Food Headquarters	Hiroko Yamada
General Manager of Grocery Products Department	General Manager of Hokkaido Food Product Department	Takayuki Ogawa
General Manager of Livestock Products Department	Livestock Products Department	Akihiko Yokoyama
General Manager of Liquor Department	Assistant to Chief of Food Headquarters	Hiaki Sato
General Manager of Gardening/Nursery Products Department	General Manager of Hanwa Business Department	Tajiro Kashi
Manager of Coordinator Group	General Manager of Food Department, West Japan Company	Katsuo Tanaka

Home/Leisure Products Headquarters

General Manager of Home Fashion Management Department	Deputy Chief of Home/Leisure Products Headquarters	Kazuhiko Yasukawa
General Manager of Pandora Products Department	Home/Leisure Products Headquarters	Kaori Sato
General Manager of General Gifts Department	Household Products Department	Tomoko Matsuoka
General Manager of Bicycle Department	General Manager of Sporting Equipment Department	Shigeki Arimoto
General Manager of Digital Products Department	General Manager of General Gifts Department	Hiroshi Miyase

H&BC Products Headquarters

Chief of H&BC Products Headquarters	General Manager of Tokai Business Department, MAXVALU Business Headquarters	Shinji Ishida
General Manager of Beauty Products Department	TOPVALU Products Department	Naoko Enomoto
Leader of H&BC Planning Team	General Manager of Beauty Products Department	Yoko Yamamoto

Development Headquarters

Chief of Development Headquarters	Chief of Development Planning Headquarters	Mamoru Kuchihiro

Developer Planning Headquarters

Chief of Developer Planning Headquarters and General Manager of Developer Planning Department	General Manager of Developer Planning Department	Akira Shimizu

SC Business Headquarters

General Manager of North Japan Business Department	General Manager of SC Business Department, North Japan Company	Hiroshi Sato
General Manager of Kanto Business Department	General Manager of East Japan Business Department, SC Business Headquarters	Mitsuru Tsuneda
General Manager of Chubu Business Department	General Manager of SC Business Department, Chubu Company	Kiyoshi Nishimura
General Manager of West Japan Business Department	General Manager of West Japan Business Department, SC Business Headquarters	Akihiro Araki
General Manager of Koshigaya Lake Town Business Department	General Manager of Koshigaya Lake Town Developer Business Department	Masanori Aida
General Manager of SC Planning Department, Koshigaya Lake Town Business Department	Sales Floor Planning Team	Jun Sakamoto

Seconded Staff

AEON SUPERCENTER CO., LTD.	General Manager of Kansai/Kanto Business Department, SUPERCENTER Business Headquarters	Yuji Miyashita
AEON SUPERCENTER CO., LTD.	Store Manager of J-AEON Kurashiki Store	Chihiro Goto
AEON SUPERCENTER CO., LTD.	Assistant to General Manager of Miyagi/Fukushima Business Department	Jun Sato
MYCAL CORPORATION	General Manager of Store Support Department, Chubu Company	Kiyoshi Fukue
MYCAL CORPORATION	Store Manager of J-Hikari Store	Yasuhiro Akikawa
Guangdong JUSCO Teem Stores Co. Ltd.	Store Manager of J-Ontakesan Ekimae Store	Toshiharu Wada
MYCAL CANTEVOLE Co., Ltd.	General Manager of Kansai/Hokuriku Business Department, MAXVALU Business Headquarters	Kenichi Hirao
AEON Mall Co., Ltd.	Store Manager of J-Nishi Otsu Store	Tatsuro Kimoto
AEON Eaheart Co., LTD.	General Manager of Strategy Department	Haruyoshi Tsuji
AIC Inc.	Store Manager of J-Yamagata Minami Store	Tomoaki Arisue

End.

April 2, 2007

To Whom It May Concern:

Name of Company: AEON Co., Ltd.
Representative: Motoya Okada, President
(Code Number: 8267
Tokyo Stock Exchange First Section)
Inquiries to: Yuiken Tsutsumi, Senior Vice President, Group Communications
(Phone Number: 043-212-6061)
Name of Company: Posful Corporation
Representative: Tadanori Uemura, President
(Code Number: 7512
Tokyo Stock Exchange First Section, Sapporo Stock Exchange)
Inquiries to: Kazunari Hamada, Corporate Officer, General Manager of Management Planning Office
(Phone Number: 011-865-4104)

Notice Concerning the Conclusion of a Corporate Split Agreement

AEON Co., Ltd. (hereinafter "AEON") and Posful Corporation (hereinafter "Posful") have concluded an absorption-type split agreement, following a decision by Motoya Okada, President of AEON and a resolution of the board of directors of Posful, to split AEON's general retailing operations in Hokkaido, to be succeeded by Posful effective on August 21, 2007 (hereinafter the "absorption-type split").

1. Purpose of the corporate split

The purpose of this corporate split is to enable AEON and Posful to enhance management efficiency by consolidating their management resources for their general retailing operations in Hokkaido, reinforce their revenue bases by leveraging their respective advantages, and pursue further development and growth of the general retailing industry in Hokkaido.

It is also intended that AEON Group will contribute to the development of the Hokkaido economy through its business activities.

In accordance with a corporate split agreement related to the absorption-type split, Posful will issue and allocate to AEON certain shares of the classified stock (hereinafter "classified stock") in consideration of succeeding AEON's general retailing operations in Hokkaido. The board of directors of Posful resolved today to submit proposals for the absorption-type split as well as for the issuance of the classified stock and to change the articles of incorporation (hereinafter collectively "absorption-type split proposals") to a regular general shareholders meeting of Posful to be held on

May 30, 2007.

The absorption-type split and the issuance of classified stock are subject to the approval of the absorption-type split proposals by the regular general shareholders meeting.

2. Outline of the corporate split

(1) Schedule for the split

Decision of the president to conduct the corporate split (AEON): April 2, 2007

Resolution of the board of directors meeting concerning the split (Posful): April 2, 2007

Conclusion of the split agreement: April 2, 2007

Record date for general shareholders meeting (Posful): February 28, 2007

General shareholders meeting for approval of the split (Posful): May 30, 2007 (scheduled)

AEON will not hold a general shareholders meeting to approve the split agreement as the absorption-type split is a simplified absorption-type split, as set out in Paragraph 3, Article 784 of the Company Law of Japan.

Date of the split (effective date): August 21, 2007 (scheduled)

Distribution of the shares of classified stock: August 21, 2007 (Scheduled)

The above schedule is subject, upon discussion between AEON and Posful, to change in the event of unavoidable circumstances.

(2) Method of corporate split

This corporate split shall be an absorption-type split in which AEON is the company being split and Posful is the successor company.

(3) Number of shares to be allotted

Pending the approval of the absorption-type split proposals at the general shareholders meeting for approval of the split, Posful will allot to AEON 24.5 million shares of the classified stock that it intends to issue. An outline of the classified stock is described in the exhibit attached hereto. (The classified stock will be issued without voting rights to maintain the listing of Posful on the Tokyo Stock Exchange and Sapporo Stock Exchange.)

(4) Calculation of the number of shares to be allotted

1) Basis of calculation and the relevant course of events

In order to ensure fairness and validity in the calculation of the number of shares of the classified stock to be allotted by the absorption-type split, AEON and Posful respectively requested KPMG FAS Co., Ltd. (hereinafter "KPMG FAS") and Nomura Securities Co., Ltd. (hereinafter "Nomura Securities") to calculate the number of shares to be allotted as a benchmark for mutual negotiations and discussions.

AEON and Posful each studied the validity of the above number of shares to be allotted based on the result of calculations by KPMG FAS and Nomura Securities, respectively.

In calculating the number of shares to be allotted as a consideration for AEON's general retailing operations in Hokkaido, KPMG FAS adopted the DCF (discounted cash flow) method as the principal analysis method for valuing AEON's general retailing operations in Hokkaido and Posful's classified stock. The value of the classified stock was calculated using the figure obtained by subtracting from the value obtained by applying the DCF method to the business plan submitted by the management of both AEON and Posful that stated Posful's projected income statement including AEON's general retailing operations in Hokkaido the value of common stock capital of Posful (including the total issue price announced in the "Notice Concerning the Issue of New Shares for Capital Increase Through Third-party Allotment and the Change in the Largest and Principal Shareholder and Parent Company" issued by Posful today) and further taking into consideration the conditions of the classified stock (e.g. conversion ratio to common stock, the conversion request period, value of dividends corresponding to the conversion ratio, distribution of residual assets and voting rights). The calculation of the number of shares to be allotted by KPMG FAS reflects the information available and economic conditions as of March 29, 2007. The result of the analysis of the number of shares to be allotted by KPMG FAS is shown below.

Analysis method	Range of the Number of Shares to be Allotted (thousand shares)
DCF	24,259 to 25,844

On the other hand, Nomura Securities calculated the number of shares to be allotted by comprehensively taking into account the value of AEON's general retailing operations in Hokkaido, assessed by comparison with similar companies, and the DCF method as well as the value of the classified stock of Posful, assessed by analysis of comparison with similar companies, and the DCF method and by additionally referring to the market price of Posful stock and the conditions of the classified stock (e.g. conversion ratio to common stock, the conversion request period, value of dividends corresponding to the conversion ratio). The calculation of the number of shares to be allotted by Nomura Securities reflects the information available and economic conditions as of March 26, 2007. The result of the analysis of the number of shares to be allotted by Nomura Securities is shown below.

Analysis method	Range of the Number of Shares to be Allotted (thousand shares)
Comparison with similar companies	11,858 to 33,394
DCF method	21,092 to 23,767

AEON and Posful each considered the results of the calculation of the number of shares to be allotted by KPMG FAS and Nomura Securities, respectively, as well as the financial positions and projections of AEON's general retailing operations in Hokkaido and the trend of Posful's stock price. The parties accepted the validity of the calculations of the number of shares to be allotted over several mutual discussions and reached an agreement on the split by a decision of Motoya Okada, President of AEON, and a resolution of the board of directors of Posful.

2) Relationship with organizations performing the calculations

KPMG FAS is not a related party of AEON.

Nomura Securities is not a related party of Posful.

(5) Change in capital, etc. due to the split

Not applicable.

(6) Treatment of share subscription rights and bonds with share subscription rights of the company being split

AEON has issued share subscription rights to Shinko Securities Co., Ltd. There is no change in the treatment of these share subscription rights.

(7) Outline of accounting treatment

The assets and liabilities of the company being split will be accounted for in the books of the successor company at appropriate book values of such assets and liabilities as accounted for in the books of the company being split.

(8) Rights and obligations to be succeeded by Posful

Posful will succeed the assets and liabilities and certain contractual statuses relating to AEON's general retailing operations in Hokkaido.

(9) Prospect of repayment of liabilities

AEON and Posful determined that there is a sufficient prospect that each company will repay its liabilities to be borne on and after the effective date of the corporate split.

2. Outline of the parties concerned

(On a consolidated basis: AEON: as of August 20, 2006; Posful: as of August 31, 2006)

Trade name	AEON Co., Ltd. (the company being split)	Posful Corporation (the successor company)
Description of business	General retailing	General retailing
Established	September 1926	April 5, 1978
Head office	1-5-1 Nakase, Mihama-ku, Chiba City, Chiba	1-10 Minami, Hondori 21 chome, Shiroishi-ku, Sapporo

		City, Hokkaido
Representative	Motoya Okada, President	Tadanori Uemura, President
Capital	101,798 million yen	4,099 million yen
Number of Issued Shares Outstanding	725,409,348 shares	24,489,016 shares
Net assets	951,358 million yen	15,730 million yen
Total assets	3,235,608 million yen	82,280 million yen
Fiscal year-end	February 20	End of February
Number of employees	59,652	1,083
Major suppliers	Food Supply Jusco Co., Ltd. AIC Inc. RY Food Service Limited etc.	Mitsui Food Co., Ltd. Nippon Access, Inc. Kokubu & Co., Ltd. etc.
Major shareholders and their shareholding ratio	The Master Trust Bank of Japan, Ltd. 8.65% Japan Trustee Services Bank, Ltd. 4.85% Mizuho Corporate Bank, Ltd. 3.30% AEON Environmental Foundation 2.91% The Cultural Foundation of Okada 2.77%	MYCAL Corporation 22.89% AEON Co., Ltd. 7.11% Yatani Shuhan K.K. 4.90% Pocketcard Co., Ltd. 4.08% Posful Suppliers' Shareholding Association 2.90%
Major banking partners	Mizuho Corporate Bank, Ltd., The Norinchukin Bank, Sumitomo Mitsui Banking Corporation, Resona Bank, Ltd.	Mizuho Corporate Bank, Ltd., North Pacific Bank, Ltd., The Sumitomo Trust and Banking Co., Ltd., The Hokkaido Bank, Ltd., The Norinchikin Bank, Sumitomo Mitsui Banking

			Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Hokuriku Bank, Ltd. and the Tokyo Star Bank, Limited
Relationship between the parties concerned	Capital relationship	AEON holds 7,380,320 shares of Posful's common stock (30.14% of the number of issued shares outstanding) of which 1,741,000 shares (7.11% of the number of issued shares outstanding) is held directly.	
	Personnel relationship	AEON dispatches one director to Posful.	
	Business relationship	Posful purchases products from AEON.	
	Status concerning related party	Posful is an affiliate of AEON accounted for under the equity method. AEON is an other related party of Posful.	

Note: After August 20, 2006, the number of AEON's issued shares outstanding increased by 70 million shares as a result of a capital increase by public offering on November 8, 2006. For this and other reasons, capital was increased by 96,992 million yen and capital reserve by 96,992 million yen.

3. Financial results for three recent fiscal years

(On a consolidated basis)(in millions of yen)

	AEON Co., Ltd. (the company being split)			Posful Corporation (the successor company)		
Fiscal year	FY ending February 2004	FY ending February 2005	FY ending February 2006	FY ending February 2004	FY ending February 2005	FY ending February 2006
Sales	3,258,628	3,813,635	4,040,600	121,591	117,178	114,250
Operating income	132,212	146,777	166,105	1,766	399	1,186
Ordinary profit	131,354	156,099	175,989	1,549	(121)	451
Net income	55,316	62,066	28,932	(1,669)	(203)	722

Net income per share (yen)	165.57	88.71	39.61	(69.09)	(8.29)	30.14
Dividend per share (yen)	22.00 (-)	12.00 (-)	15.00 (-)	15.00 (10.00)	5.00 (5.00)	5.00 (-)
Net assets per share (yen)	1,438.08	871.63	932.50	815.41	802.29	866.43

4. Outline of the operation subject to the split/succession

(1) Description of the general retailing operations in Hokkaido subject to the split/succession

Operation and development of JUSCO and AEON SUPERCENTER stores in Hokkaido

(2) Financial results of general retailing operations in Hokkaido for the fiscal year ended February 2006

	AEON's general retailing operations in Hokkaido (a)	Posful (b)	(a/b)
Sales	56,190 million yen	114,250 million yen	49.2%
Gross profit from sales	22,156 million yen	28,023 million yen	79.1%
Operating income	662 million yen	1,186 million yen	55.8%
Ordinary profit	471 million yen	451 million yen	104.4%

(3) Accounts and amounts of the assets and liabilities subject to the split/succession (as of January 20, 2007)

Assets		Liabilities	
Account	Book value	Account	Book value
Assets	26,266 million yen	Liabilities	15,095 million yen

5. Status of the parties concerned after the split/succession

Trade name	AEON Co., Ltd.	Posful Corporation

	(the company being split)	(the successor company)
Description of business	General retailing	General retailing
Head office	1-5-1 Nakase, Mihama-ku, Chiba City, Chiba	1-10 Minami, Hondori 21 chome, Shiroishi-ku, Sapporo City, Hokkaido
Representative	Motoya Okada, President	Tadanori Uemura, President
Capital	101,798 million yen	4,099 million yen
Fiscal year-end	February 20	End of February
Impact on financial results	The absorption-type split has no significant impact on the consolidated financial results.	The integration preparation committee will study business projections and organizational structure after the absorption-type split and notify investors of the outcomes as soon as they are finalized.

(Exhibit) Outline of Posful's classified stock

Posful Corporation

Terms and Conditions of the Issuance of Class A Classified Stock

1. Type of shares to be issued

Posful Corporation class A classified stock (hereinafter "classified stock")

2. Number of shares to be issued

24.5 million shares of the classified stock

3. Year-end dividend

(1) Value of year-end dividend

In the event of paying a year-end dividend as set out in Article 30.1 of the articles of incorporation, the Company will pay for one share of the classified stock the amount obtained by multiplying the value of the year-end dividend per share of common stock by the current class A shares conversion ratio (as set out in 1) of Paragraph 6 below; the same shall apply hereinafter) (rounded down to the nearest yen; hereinafter "class A year-end dividend") to shareholders and registered pledges of the classified stock (hereinafter "classified shareholders" and "registered classified pledgees," respectively), pari passu with the shareholders and registered pledgees of common stock (hereinafter "common shareholders" and "registered common pledgees," respectively).

(2) No accumulation

In the event that the value of the year-end dividend to the classified shareholders and the registered classified pledgees in a particular fiscal year is lower than the class A year-end dividend, such unpaid amount will not accumulate to following fiscal years.

(3) No participation

The Company will not pay a year-end dividend to the classified shareholders and the registered classified pledgees in excess of the class A year-end dividend.

4. Interim dividend

In the event of paying an interim dividend as set out in Article 30.2 of the articles of incorporation, the Company will pay for one share of the classified stock the amount obtained by multiplying the value of the interim dividend per share of common stock by the current class A shares conversion ratio (rounded down to the nearest yen) to the classified shareholders and registered classified pledgees, pari passu with the common shareholders and registered common pledgees.

5. Distribution of residual assets

In the event of distributing the residual assets, the Company will pay for one share of the classified stock the amount obtained by multiplying the amount of residual assets per share of common stock by the current class A shares conversion ratio (rounded down to the nearest yen) to the classified shareholders and registered classified pledgees, pari passu with the common shareholders and registered common pledgees.

The Company will not distribute residual assets to the classified shareholders and the registered classified pledgees in excess of the above amount.

6. Right to request conversion to common stock

1) Until the day on which 20 years have elapsed from the issue date of the classified stock (hereinafter "conversion request period"), the classified shareholders are entitled to request that the Company acquire the classified stock held by the classified shareholders and deliver them common stock in the number of shares thrice that of the number of shares of the classified stock acquired (hereinafter "class A shares conversion ratio," provided that, in the event of any adjustment pursuant to 2) below, the rate that shall apply after such adjustment shall be the "class A shares conversion ratio").

2) In the event of there is any change in the number of issued shares outstanding of the Company due to a merger, share exchange, share transfer, corporate split or otherwise and it is deemed necessary to adjust the class A shares conversion ratio from the perspective of substantive fairness in terms of the rights and interests of the classified shareholders, the class A shares conversion ratio will be adjusted as the board of directors deems appropriate.

If there is any fraction less than one share in the number of shares of common stock to be issued in

exchange for the classified stock as a result of calculation using the class A shares conversion ratio after such adjustment, such fraction will be treated in accordance with Article 167, Paragraph 3 of the Company Law.

7. Acquisition by the Company of the classified stock in exchange for common stock

With regard to the classified stock for which the right to request conversion to common stock as set out in Paragraph 6 has not been exercised within the conversion request period, in the event that 20 years have elapsed from the issue date of the classified stock, the Company may, upon the decision of and on the day designated by the board of directors, acquire all shares of such classified stock from relevant classified shareholders and deliver to them common stock in the number calculated using the current class A shares conversion ratio per share of the classified stock.

8. Voting rights

The classified shareholders do not have voting rights at general shareholders meetings of the Company.

9. Consolidation or split of shares; share subscription rights

The Company will not make any consolidation or split of the classified stock unless otherwise provided for by laws and regulations.

The Company will not grant the classified shareholders the right to receive allotments of new shares or new share subscription rights or make gratis allotment of stock or new share subscription rights.

10. In addition to the above paragraphs, these terms and conditions are subject to effective completion of necessary procedures under relevant laws and regulations.

April 2, 2007

To Whom It May Concern:

Name of Company: AEON Co., Ltd.

Representative: Motoya Okada, President

(Code Number: 8267

Tokyo Stock Exchange First Section)

Inquiries to: Yuiken Tsutsumi, Senior Vice President, Group Communications

(Phone Number: 043-212-6061)

Notice Concerning a New Consolidated Subsidiary

Following a decision by Motoya Okada, President, AEON Co., Ltd. (hereinafter "AEON") announces today it will subscribe to new shares to be issued by Posful Corporation (Code Number: 7512; hereinafter "Posful") as third-party allotment for capital increase.

As a result, Posful will become a consolidated subsidiary of AEON on April 23, 2007, when the consideration of this third-party allotment is credited to the capital stock of Posful.

1. Reason for this third-party allotment by Posful

This third-party allotment by Posful, a company responsible for AEON Group's general retailing operations in Hokkaido, was decided so it may reinforce its revenue base and pursue further development and growth within the general retailing industry in Hokkaido.

2. Description of this third-party allotment by Posful

(1) Subscription price: 460 yen per share

(2) Type and number of shares to be subscribed: 8.7 million shares of common stock

(3) Amount of subscription: 4,002 million yen

3. Overview of Posful

(as of August 31, 2006)

(1) Trade name: Posful Corporation

(2) Representative: Tadanori Uemura, President

(3) Head office: 1-10 Minami, Hondori 21 chome, Shiroishi-ku, Sapporo City, Hokkaido

(4) Established: April 5, 1978

(5) Description of principal business: General retailing

(6) Fiscal year-end: End of February

(7) Number of employees: 1,083

(8) Major offices: 19 stores in Hokkaido (as of February 2007)

(9) Capital: 4,099 million yen

(10) Issued shares outstanding: 24,489,016 shares

(11) Major shareholders and their shareholding ratio:

MYCAL Corporation 22.89%

AEON Co., Ltd. 7.11%

Yatani Shuhan K.K. 4.90%

Pocketcard Co., Ltd. 4.08%

Posful Suppliers' Shareholding Association 2.90%

Yuichi Okawa 1.84%

Sougou Shouken Co., Ltd. 1.51%

Posful Employees' Shareholding Association 1.50%

Hokkaido Coca-Cola Bottling Co., Ltd. 1.34%

The Master Trust Bank of Japan, Ltd. 1.32%

(12) Financial results of recent fiscal years

Consolidated (in millions of yen)

Fiscal year-end	February 2005	February 2006
Sales	117,178	114,250
Gross profit on sales	28,289	28,023
Operating profit (loss)	339	1,186
Ordinary profit (loss)	(121)	451
Net profit (loss)	(203)	1,389
Total assets	90,871	88,097
Shareholder equity	19,646	19,481

Non-consolidated (in millions of yen)

Fiscal year-end	February 2005	February 2006
Sales	117,178	114,250
Gross profit on sales	28,289	28,023
Operating profit (loss)	35	715
Ordinary profit (loss)	26	426
Net profit (loss)	(95)	707
Total assets	85,421	82,875
Shareholder equity	19,735	19,554
Annual dividend per share (in yen)	5.00	5.00

4. Number of voting rights and shares held by AEON in Posful and percentage of the voting rights held before and after the subscription

	Number of voting rights held by AEON	Percentage of the number of voting rights held by AEON to that of all shareholders	Number of shares held by AEON	Shareholding ratio	Position in terms of the number of voting rights
Before subscription	73,803 (56,393)	34.20% (26.13%)	7,380,320 shares (5,639,320 shares)	30.14% (23.03%)	2
After subscription	160,803 (56,393)	53.10% (18.62%)	16,080,320 shares (5,639,320 shares)	48.45% (16.99%)	1

Note 1: The number of voting rights of all shareholders before the new issue is 215,821 as of August 31, 2006, as stated in Posful's interim securities report for the 29th fiscal year (submitted November 21, 2006). The number of voting rights of all shareholders after the issue will be 302,821, calculated by adding 87,000 (in correspondence with the 8,700,000 shares to be issued by the third-party allotment) to 215,821.

Note 2: Figures in parentheses represent the numbers of voting rights or shares held indirectly.

Note 3: Figures for the percentage of the number of voting rights held by AEON to that of all shareholders are rounded to nearest hundredth.

5. Schedule

April 2, 2007 (Monday) Decision by Motoya Okada, President

April 19, 2007 (Thursday) Application period

April 23, 2007 (Monday) Payment date

April 23, 2007 (Monday) Credited to capital stock of Posful Corporation

6. Estimated impact of the addition of the consolidated subsidiary on consolidated financial results

This transaction will have no significant impact on consolidated financial results.

April 4, 2007
AEON Co., Ltd.

Notice Concerning Organizational Changes and Personnel Reassignments

AEON Co., Ltd. hereby announces organizational changes and personnel reassignments aimed at further reinforcing its Group management system as detailed below:

1. Organizational Changes
   (effective April 4, 2007)
   (1) A chairman of the Business Executive Committee (EC) will be appointed to each business segment. For this purpose, in addition to the existing chairmen of the SM Business EC and Pharmaceuticals Business EC, new posts of chairmen of the GMS Business EC, Overseas Business EC, Developer Business EC, General Finance Business EC, Strategic Small-Store Business EC and Service Business EC will be created. Furthermore, the posts in charge of GMS Business and Service Business will be abolished.
   (2) A new post in charge of Group Business Planning will be established.
   (3) Control Headquarters will be abolished, while a new post in charge of Group Control will be established.
   (4) The name of the post in charge of Human Resources/General Affairs/Corporate Ethics will be changed to the post in charge of Group Human Resources/General Affairs/Corporate Ethics.
   (5) A new post in charge of Group Area Strategies will be established.

   (effective May 11, 2007)
   (6) The name of the post in charge of China Business will be changed to General Representative of AEON (China) Co., Ltd., under which the new post of Deputy Representative of AEON (China) Co., Ltd. will be established.

2. Personnel Reassignments: Vice Presidents
   (effective April 4, 2007)

New Post	Former Post	Title (no change)	Name
In charge of Developer Business, and Chairman of Developer Business EC	In charge of Developer Business	Executive Vice President	Naoki Hayashi
In charge of Products	In charge of Products, and Chief	Executive Vice President	Kunihiko Hisaki

	of Home/Leisure Products Headquarters		
In charge of Sales, and Chairman of GMS Business EC	In charge of GMS Business and Sales	Executive Vice President	Shohei Murai
In charge of Group Control	Chief of Control Headquarters	Senior Vice President	Kazunori Umemoto
In charge of Group Human Resources/General Affairs/Corporate Ethics	In charge of Human Resources/General Affairs/Corporate Ethics	Senior Vice President	Tetsuo Imoto
In charge of Overseas Business, and General Manager of Overseas Business Planning Department, and Chairman of Overseas Business EC	In charge of Overseas Business, and General Manager of Overseas Business Planning Department	Senior Vice President	Tsutomu Kajita

(effective May 11, 2007)

New Post	Former Post	Name
General Representative of AEON (China) Co., Ltd.	Executive Vice President in charge of China Business	Akihito Tanaka
Deputy Representative of AEON (China) Co., Ltd., and Head of Beijing PT	Vice President, and Head of Beijing PT	Kazumasa Ishii

3. Personnel Reassignments: EC Chairmen

(effective April 4, 2007)

Additional (New) Post	Former Post	Current post (continuing)	Name
Chairman of General Finance Business EC	n/a	President and Representative Director of AEON CREDIT SERVICE CO., LTD.	Yoshiki Mori
Chairman of Strategic Small-Store Business EC	n/a	President and Representative Director	Hiroshi Yokoo

		of MINISTOP CO., LTD.	
Chairman of Service Business EC	In charge of Service Business	President and Representative Director of AEON DELIGHT CO., LTD.	Hiroshi Furuya

4. Personnel Reassignments: Other

(effective April 4, 2007)

New Post	Former Post	Name
In charge of Group Area Strategies	Assistant to the person in charge of Strategy/Business Promotion	Ryoichi Morimoto
Chief of Home/Leisure Products Headquarters, and General Manager of Home Fashion Management Department	General Manager of Home Fashion Management Department	Kazuhiko Yasukawa

(effective April 5, 2007)

New Post	Former Post	Name
In charge of Group Business Planning	President and Representative Director of CERTO Corporation	Yoshiharu Nishitani

End.

April 4, 2007
AEON Co., Ltd.

Notice Concerning Candidates for Directors and Vice Presidents

AEON Co., Ltd. hereby announces the candidates for the positions of director who have been designated by the Nomination Committee at a meeting held today, and the candidates for the positions of vice president.

Directors are to be appointed at the annual general shareholders meeting to be held on May 11, 2007, and the chairman of the board and vice presidents are to be appointed by resolution of the meeting of the board of directors to be held on the same day.

1. Candidates for Directorships (Positions in parentheses are the currently held positions)

Renewed appointments

Chairman and Director	Hideo Nojima	(Chairman and Director of AEON Co., Ltd.)
	Mr. Nojima will assume office as Chairman at the meeting of the board of directors to be held on May 11, 2007	
Director	Motoya Okada	(President and Director of AEON Co., Ltd.)
Director	Yoshiki Mori	(Director of AEON Co., Ltd.) (President and Representative Director of AEON CREDIT SERVICE CO., LTD.)
Director	Yoshiharu Kawato	(Director of AEON Co., Ltd.) (Executive Advisor and Director of AEON Mall Co., Ltd., and Special Advisor to The Daiei, Inc.)
Director	Genzo Yamazaki*	(Director of AEON Co., Ltd.) (Attorney-at-law)
Director	Masami Ishizaka*	(Director of AEON Co., Ltd.) (Vice Chairman of Marine and Fire Insurance Association of Japan, Inc.)

New appointment

Director	Hideki Kurashige*	(President and Representative Director of RHJI Industrial Partners Asia, Inc., Director of SOFTBANK CORP., and Director of SOFTBANK TELECOM Corp.)

Note: Asterisks (*) indicate candidates who will be external directors under the Corporate Law.

2. Candidates for Vice Presidencies

Responsibilities in charge are as of May 11, 2007. (Positions in parentheses are the currently held positions)

President	Motoya Okada	Director and Representative Executive Officer
Executive Vice President	Naoki Hayashi	In charge of Developer Business, and Chairman of Developer Business EC
Executive Vice President	Masaaki Toyoshima	In charge of Group Strategy/Business Promotion/Affiliates
(Newly appointed) Executive Vice President	Yoshiharu Nishitani	In charge of Group Business Planning (President and Representative Director of CERTO Corporation)
Executive Vice President	Kunihiko Hisaki	In charge of Products
Executive Vice President	Shohei Murai	In charge of Sales, and Chairman of GMS Business EC
Executive Vice President*	Kazunori Umemoto	In charge of Group Control
(Newly appointed) Senior Vice President	Masato Nishimatsu	In charge of Group Finance and Accounting
Senior Vice President	Tetsuo Imoto	In charge of Group Human Resources/General Affairs/Corporate Ethics
Senior Vice President	Atsunobu Agata	In charge of Group IT
Senior Vice President	Yuichiro Okauchi	Chief of Food Headquarters
Senior Vice President	Yuiken Tsutsumi	In charge of Group Communications
Senior Vice President	Tsutomu Kajita	In charge of Overseas Business, General Manager of Overseas Business Planning Department, and Chairman of Overseas Business EC
Senior Vice President	Yasuhide Chikazawa	Chief of Kanto Company
Senior Vice President	Yoshihiro Izuka	Chief of Clothing Headquarters

(Newly appointed) Senior Vice President	Tsunenori Goda	Head of Delicatessen Business Reform Team
Senior Vice President*	Kunio Nakamura	Chief of MAXVALU Business Headquarters
Vice President	Yuhou Iesaka	Chief of Chubu Company
Vice President	Nobuhisa Takahashi	Chief of SC Business Headquarters
Vice President	Shuichiro Hara	General Manager of Business Promotion Department
Vice President	Hideshi Shigita	Chief of Human Resources Headquarters
Vice President	Korehide Arai	Chief of Clothing Shop Planning Headquarters, and General Manager of Clothing Planning Department
Vice President	Masao Tsuiki	Chief of West Japan Company
Vice President	Koichi Matsuhaba	Chief of North Japan Company
Vice President	Mitsuko Tsuchiya	In charge of Group Customers, and General Manager of Branding Department
Vice President	Kuniaki Miyachi	In charge of Group Quality Control
Vice President	Shigeyuki Hayamizu	General Manager of Pharmaceuticals Business Planning Department
(Newly appointed) Vice President	Mamoru Kuchihiro	Chief of Development Headquarters
(Newly appointed) Vice President	Hideki Wakabayashi	Chief of Finance and Accounting Headquarters (Chief of Finance and Accounting Headquarters, and General Manager of Finance Department)
(Newly appointed) Vice President	Ryoichi Morimoto	In charge of Group Area Strategies

Note: Asterisks (*) indicate candidates who have been promoted.

3. Retiring Directors (effective May 11, 2007)

Director	Yoshiharu Fukuhara	(Director of AEON Co., Ltd.) (Honorary Chairman of the Board

		of Shiseido Co., Ltd.)
Director	Mikio Sasaki	(Director of AEON Co., Ltd.) (Chairman of the Board, and Director of Mitsubishi Corporation)

4. Retiring Vice Presidents (effective May 11, 2007)

Executive Vice President	Akihito Tanaka	In charge of China Business
	To assume office as General Representative of AEON (China) Co., Ltd. on May 11, 2007	
Senior Vice President	Tetsu Tomonaga	In charge of Group Private Brand
	To assume office as President and Representative Director of AEON Private Brand Development Co., Ltd. (tentative name) on May 21, 2007	
Senior Vice President	Akinori Yamashita	Advisor to The Daiei, Inc.
Senior Vice President	Yoshitomo Suzuki	In charge of Group Demand Centralization
	To assume office as President and Representative Director of AEON GLOBAL MERCHANDISING CO., LTD. (tentative name) on May 21, 2007	
Vice President	Soichi Okazaki	President and Representative Director of AEON SUPERCENTER CO., LTD.
Vice President	Kazumasa Ishii	Head of Beijing PT
	To assume office as Deputy Representative of AEON (China) Co., Ltd. and Head of Beijing PT on May 11, 2007	

April 9, 2007
AEON Co., Ltd.

Notice Concerning Organizational Changes and Personnel Reassignments

AEON Co., Ltd. hereby announces organizational changes and personnel reassignments as follows:

1. Organizational changes (effective April 9, 2007)
   (1) A new Cyber Money Promotion Department will be established under the post in charge of Group Strategy/Business Promotion/Affiliates.
   (2) A new Commissioned Planning Promotion Department will be established under the organization of the Business Support Center.

April 18, 2007

To Whom It May Concern:

AEON Co., Ltd.
Representative: Motoya Okada, President
(Code No.: 8267)
Inquiries: Yuiken Tsutsumi,
Senior Vice President in Charge
of Group Communications
(Telephone: 043-212-6061)

Notice Concerning the Establishment of Beijing AEON Co., Ltd. and Development of a Shopping Mall in Beijing in 2008

AEON Co., Ltd. (hereinafter, "AEON") hereby announces that it will establish a new entity to be known as Beijing AEON Co., Ltd. (hereinafter, "Beijing AEON") in Beijing, the capital city of the People's Republic of China.

Since opening its first store in Hong Kong in 1987, AEON Stores (Hong Kong) Co., Ltd. has gone on to operate 22 stores, mainly in the south China region. Beijing AEON will be formed with the intention of building a solid business base in Beijing and the north China region, where the local economy has been showing remarkable growth ahead of next year's Beijing Olympic Games. AEON plans for the region will focus mostly on the development of mall-style shopping centers (SCs), based on AEON's domestic business model in Japan.

Beijing AEON plans to start operation of its first SC by 2008 in partnership with Beijing Zhongguanchun International Mall Development Co. Ltd., a local developer that owns the land and building facility where the SC will be located. This SC will house JUSCO, a GMS operator, and stores operated by Group specialty companies such as COX CO., LTD., BLUE GRASS Co., Ltd., NUSTEP CO., LTD., PETCITY CO., LTD. and Mega Sports Co., Ltd.

Service businesses, including AEON Fantasy Co., Ltd. and CERTO Corporation, and food service businesses such as AEON Eaheart Co., Ltd. will also be opening their first stores in China. In this way, AEON intends to aggressively expand its business base in China by concentrating the Group's efforts.

AEON considers the establishment of Beijing AEON as a foothold for growth in China leading to further group synergy. The Group's goal within the next five years is to open 30 stores in the north China region.

1. Outline of the new company (tentative)
   (1) Company name: Beijing AEON Co., Ltd.
   (2) Head office: Beijing, People's Republic of China

(3) Representative:	Kazumasa Ishii
(4) Incorporation:	June 2007 (scheduled)
(5) Capital:	100 million yuan (approximately 1.5 billion yen)
(6) Shareholder:	AEON Co., Ltd. 100%
(7) Fiscal year-end:	December 31 of each year
(8) Principal activities:	Retail, services and operation of shopping centers
(9) Number of employees:	Approximately 600

2. Outline of AEON Co., Ltd. (as of fiscal year ended February 28, 2007)

(1) Head office:	5-1, Nakase 1-chome, Mihama-ku, Chiba City, Chiba Prefecture
(2) Representative:	Motoya Okada, President
(3) Incorporation:	September 1926
(4) Capital:	198,791 million yen
(5) Net sales:	1,960.2 billion yen
(6) Number of stores:	391 (as of February 20, 2007)
(7) Number of employees:	76,318 (including part-timers)

3. Background of the new president (who will assume the position of Deputy Representative of AEON (China) Co., Ltd. while remaining Head of Beijing PT)

Name:	Kazumasa Ishii	
Date of birth:	November 26, 1950	
Career highlights:	March 1974	Joined JUSCO (now AEON Co., Ltd.)
	June 1993	Chief of Sales Headquarters of JUSCO Stores (Hong Kong) Co., Ltd. (now AEON Stores (Hong Kong) Co., Ltd.)
	August 1995	President of Guangdong JUSCO Teem Stores Co. Ltd.
	May 2002	President of JUSCO Stores (Hong Kong) Co., Ltd.
	September 2004	President of AEON (China) Co., Ltd.
	March 2006	Head of Beijing PT (current position)
	May 2006	Vice president of Beijing PT (current position)

4. Impact on business performance

The impact of this matter on our business performance for the current fiscal year is immaterial.

5. Outline of Beijing Zhongguanchun International Mall Development Co. Ltd.

Beijing Zhongguanchun International Mall Development Co. Ltd. is the landowner of the International Mall, which is the planned location for the development of Aeon Beijing International Shopping Center (tentative name) and Beijing AEON's first store. It is a local developer with a registered capital of 205 million yuan (approximately 3,075 million yen). It has agreed to implement the overall development including the second-stage plan, following the first-stage plan for the opening of AEON's first store in Beijing.

End.

May 1, 2007
AEON Co., Ltd.

Notice Concerning Personnel Reassignments

AEON Co., Ltd. hereby announces the following personnel reassignments:

1. Vice President (effective May 1, 2007)

New Post	Former Post	Title (no change)	Name
(Acquitted of General Manager of Branding Department)	In charge of Group Customer Relations, and General Manager of Branding Department	Vice President	Mitsuko Tsuchiya

2. Other (effective May 1, 2007)

New Post	Former Post	Title (no change)	Name
General Manager of Branding Department	Assistant to the person in charge of Group Strategy/Business Promotion/Affiliates	(Not applicable)	Kaori Miyake

End.

May 11, 2007

To Whom It May Concern:

Name of Company: AEON Co., Ltd.
Representative: Motoya Okada, President
(Code Number: 8267)
Inquiries to: Yuiken Tsutsumi, Senior Vice President, Group Communications
(Phone Number: 043-212-6061)

Issuance of Share Subscription Rights as Stock Options under a Stock Compensation Plan

AEON Co., Ltd. has decided at the meeting of our compensation committee held on May 11, 2007 to issue new share subscription rights as stock options under a stock compensation plan to our officers in accordance with Articles 236 and 238 of the Company Law of Japan as compensation for officers as set out in Article 409 of the Company Law in the same manner as in the previous fiscal year, as described below.

We also plan to continue the allotment of new share subscription rights as stock options under a stock compensation plan to our officers in the future, in compliance with laws and regulations.

1. Reason for issuing new share subscription rights under particularly preferential conditions

The purpose of this stock compensation plan is to enhance the motivation and morale of our officers for continued improvement of financial results and corporate value of the Company over the middle- to long-term by further strengthening the link between their compensation and the Company's financial results and stock value, in which they share with our shareholders the benefits of increases and the risks of decreases of the market price of the Company's stock. In this stock compensation plan, new share subscription rights, upon exercise of which the amount of money to be paid as consideration shall be 1 yen per share, will be issued at fair value under the terms and conditions described below.

2. Terms and conditions of the issuance of the new share subscription rights

(1) Name of the new share subscription rights

AEON Co., Ltd. Third New Share Subscription Rights (stock options under a stock compensation plan; hereinafter these "subscription rights")

(2) Type and number of shares covered by these subscription rights

Up to 67,200 shares of the common stock of AEON

(3) Total number of these subscription rights

Up to 672

The number of shares subject to one new share subscription right (hereinafter "the number of shares to be granted") is 100.

(4) Amount to be paid for these subscription rights or method of calculation thereof

The amount of money to be paid in consideration of these subscription rights shall be the fair value on the date of allotment as calculated by a reasonable accounting method.

(5) Value of assets to be contributed upon exercise of these subscription rights or method of calculation thereof

The amount of money to be paid upon exercise of each share subscription right shall be the amount obtained by multiplying the amount of money to be paid for one share to be issued or transferred upon exercise of each share subscription right (hereinafter "exercise price") by the number of shares to be granted. The exercise price shall be 1 yen.

(6) Exercise period of these subscription rights

From May 21, 2008 to May 20, 2023

(7) Other terms and conditions of exercise of these subscription rights

1) It is required that those who receive the allotment of these subscription rights (hereinafter "subscription right holders") remain in the post of the Company's President, Executive Vice President, Senior Vice President or Vice President (those who are in equivalent positions in group companies shall be included; the same shall apply hereinafter) at the time of exercising their rights, provided, however, those who have retired from the above positions may exercise their rights within five years of retirement.

2) Subscription rights of each subscription right holder shall be exercised at one time and shall not be partially exercised.

(8) Reasons and conditions for expiration or retirement of these subscription rights

1) In the event that the exercise period has elapsed without a subscription right holder exercising his or her subscription rights, or, in the event that five years have elapsed since the date of retirement of a subscription right holder without him or her exercising his or her subscription rights, whichever comes earlier, such subscription rights shall expire.

2) The Company may redeem without consideration and retire these subscription rights of a subscription right holder:

A. who is in material breach of laws or regulations or of the Company's internal regulations;

B. who has been sentenced to imprisonment or a severer punishment;

C. who has assumed or agreed to assume an executive position at or has become or agreed to become an employee of a competitor;

D. whose successor in title as set out in (10) below has died; or

E. who has offered to waiver all of his or her subscription rights.

3) In the event that the board of directors of the Company resolves to redeem the whole or any part of outstanding subscription rights, the Company shall redeem without consideration and retire these subscription rights so determined by resolution of the board of directors.

(9) Assignment of these subscription rights

Subscription right holders and successors in title as set out in (10) below shall not assign or put in pledge their subscription rights.

(10) Inheritance of these subscription rights

In the event of the death of a subscription right holder, one of the heirs-at-law of the deceased subscription right holder (hereinafter "successor in title") may inherit the rights of such subscription right holder. In the event of the death of a successor in title, heirs of the successor in title shall not be entitled to inherit the subscription rights.

(11) Issuance of share subscription right certificates

Subscription right holders and successors in title shall not request issuance of any certificate representing their subscription rights.

(12) In the event that new shares of common stock of the Company are issued upon exercise of these subscription rights, the amount to be credited to capital stock from total issue price shall be calculated by dividing the sum of the book value per share and the exercise price by two (rounded up to the nearest yen).

(13) Persons to be allotted these subscription rights

These subscription rights shall be allotted to the Company's President, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents (30 persons) appointed (including reappointment) at the board of directors meeting held on May 11, 2007.

(14) Date of the allotment of these subscription rights

April 21, 2008

May 16, 2007

Company name: AEON Co., Ltd.
Representative: Motoya Okada, President
(Code No.: 8267, TSE First Section)

Company name: AEON Financial Project Co., Ltd.
Representative: Shoji Kataoka, President

Application for a Preliminary Judgment for a Banking License for AEON BANK, LTD. (tentative)

AEON Co., Ltd. hereby announces that one of its subsidiaries, AEON Financial Project Co., Ltd., applied today to the Financial Services Agency for a preliminary judgment for a banking license in accordance with the provisions of Article 4 Paragraph 1 of the Banking Law and Article 2 of the Banking Law Enforcement Regulations.

Outline of the company (tentative):

Company name: AEON BANK, LTD.

Address: 9-6, Edagawa 1-chome, Koto-ku, Tokyo

This application will have no impact on the consolidated business performance of AEON Co., Ltd. for the fiscal year ending February 29, 2008.

AEON Co., Ltd. will announce any impact on its business results for the next fiscal year and thereafter as soon as details become available, on the assumption that the banking license will be granted by the relevant authorities.

End.

May 21, 2007
AEON Co., Ltd.

Notice Concerning Organizational Changes and Personnel Reassignments

AEON Co., Ltd. hereby announces organizational changes and personnel reassignment as follows:

1. Organizational changes (effective May 21, 2007)
   (1) A new post in charge of Group Products will be established, under which the posts in charge of Group Private Brand, Group Demand Centralization, Group SCM and Product Strategies will be positioned.
   (2) The Cyber Money Promotion Department will be transferred from under the post in charge of Group Strategy/Business Promotion/Affiliates to under the organization of Marketing Headquarters.
   (3) The Kanto Development Department under the Kanto Headquarters will be divided into the No.1 Kanto Development Department and No.2 Kanto Development Department.

2. Personnel Reassignment: Executive Vice President (effective May 21, 2007)

New Post	Former Post	Title (no change)	Name
In charge of Group Products and Products	In charge of Products	Executive Vice President	Kunihiko Hisaki

May 21, 2007

To Whom It May Concern:

AEON Co., Ltd.
Representative: Motoya Okada, President
(Code No.: 8267)
Inquiries: Yuiken Tsutsumi,
Senior Vice President in Charge
of Group Communications
(Telephone: 043-212-6061)

Notice Concerning the Establishment of Three New Companies

AEON Co., Ltd. (hereinafter, "AEON") has been making intensified management reforms in order to become a global corporation with world class management systems that facilitate meaningful contributions to local communities and thus achieve maximum customer satisfaction. In addition, in order to maximize the corporate Group value, AEON has established a centralized group management system, in line with the proposed shift to a holding company.

AEON hereby announces its intention to split off three functions, namely private brand development, demand centralization and supply chain management (SCM), which, on a group basis, are expected to produce the most synergy effects, and is accordingly establishing three preparatory companies as outlined below.

The three companies are scheduled to begin operations on August 21, 2007.

1. Purpose of establishing the preparatory companies

   The three areas of private brand development, procurement of mostly national brand goods and shared materials and SCM will be split off from AEON, which is focused on GMS, and will be formed into separate companies. These three new companies will fulfill the Group's common needs and support the Group companies as a whole, regardless of industry, operational activity or location. This is intended to further strengthen the business relationships among companies both within and external to the Group, and is expected to produce more solid synergy effects within the Group. It will also allow the Group companies to procure goods more efficiently and at reduced costs. In addition, we have resolved to establish systems which will allow us to concentrate on developing local products and procuring local brand goods, and improving the stores in pursuit of greater customer satisfaction.

2. Common schedule for the establishment of the three new companies

May 21, 2007	Incorporation
August 21, 2007	Start of operation

3. Outlines of the preparatory companies

AEON TOPVALU CO., LTD.

(1) Corporate name: AEON TOPVALU CO., LTD.
(2) Representative: Tetsu Tomonaga
(3) Head office: 5-1, Nakase 1-chome, Mihama-ku, Chiba City, Chiba Prefecture
(4) Date of incorporation: May 21, 2007
(5) Principal activities: Product planning, manufacturing, wholesale and import/export of clothing, foods and household articles
(6) Fiscal year-end: February 20 of each year
(7) Capital: 10 million yen
(8) Shareholder: AEON Co., Ltd. 100%

AEON GLOBAL MERCHANDISING CO., LTD.

(1) Corporate name: AEON GLOBAL MERCHANDISING CO., LTD.
(2) Representative: Yoshitomo Suzuki
(3) Head office: 5-1, Nakase 1-chome, Mihama-ku, Chiba City, Chiba Prefecture
(4) Date of incorporation: May 21, 2007
(5) Principal activities: Product planning, manufacturing, wholesale and import/export of clothing, foods and household articles
Merchandizing support related to the procurement and sale of goods
(6) Fiscal year-end: February 20 of each year
(7) Capital: 10 million yen
(8) Shareholder: AEON Co., Ltd. 100%

AEON GLOBAL SCM CO., LTD.

(1) Corporate name: AEON GLOBAL SCM CO., LTD.
(2) Representative: Takao Iwamoto
(3) Head office: 5-1, Nakase 1-chome, Mihama-ku, Chiba City, Chiba Prefecture
(4) Date of incorporation: May 21, 2007
(5) Principal activities: Management and operation of distribution center, distribution operations, collection and process of distribution data
(6) Fiscal year-end: February 20 of each year
(7) Capital: 10 million yen
(8) Shareholder: AEON Co., Ltd. 100%

4. Impact on business performance
Impact of this matter on our business performance for this fiscal year is immaterial.

5. Backgrounds of the presidents of the new companies
AEON TOPVALU CO., LTD.

Name:	Tetsu Tomonaga	
Date of birth:	April 22, 1950	
Career highlights:	March 1974	Joined JUSCO (now AEON)
	June 1997	Director and Vice President of JAYA JUSCO STORES SDN. BHD.

February 2003	Chief of SCM/Distribution Headquarters
February 2004	In charge of SCM
May 2004	Vice President
May 2005	Senior Vice President
March 2007	In charge of Group Private Brand (current position)

AEON GLOBAL MERCHANDISING CO., LTD.

Name:	Yoshitomo Suzuki	
Date of birth:	September 14, 1957	
Career highlights:	April 1988	Joined JUSCO (now AEON)
	September 1993	Processed Food Department, Food Headquarters
	March 1999	General Manager of Grocery Department, SSM Product Headquarters
	September 2004	Chief of H&BC Product Headquarters, General Manager of Non-Foods/Health Product Department
	May 2005	Vice President
	May 2006	Senior Vice President
	March 2007	In charge of Group Demand Centralization (current position)

AEON GLOBAL SCM CO., LTD.

Name:	Takao Iwamoto	
Date of birth:	June 23, 1952	
Career highlights:	April 1976	Joined JUSCO (now AEON)
	September 1994	General Manager of Foods/Niigata Products Department
	September 1996	Director and General Manager of Product Management Department of Primart Co., Ltd.
	August 1999	Director and General Manager of SM Business Department of RYUKYU JUSCO Co., Ltd.
	March 2000	General Manager of SSM Hyogo Sanyo Products Department of AEON
	March 2002	General Manager of Food Planning Department, Product Headquarters of MYCAL CORPORATION
	September 2004	General Manager of Grocery Product Department, Food Headquarters of AEON
	March 2006	Deputy Chief of Food Headquarters
	March 2007	In charge of Group SCM (current position)

End.

May 23, 2007

Name of Company: AEON Co., Ltd.

Representative: Motoya Okada, President

(Code Number: 8267

Tokyo Stock Exchange First Section)

Inquiries to: Yuiken Tsutsumi, Senior Vice President, Group Communications

(Phone Number: 043-212-6061)

Notice Concerning the Filing for Finalization of the Business Reorganization Process of Siam JUSCO Co., Ltd.

Siam JUSCO Co., Ltd., a subsidiary of AEON Co., Ltd., today filed with the Central Bankruptcy Court of Thailand a request for the finalization of the business reorganization process which was originally filed in May 2005. Siam JUSCO Co., Ltd. will concentrate its management resources on supermarket operations to re-establish itself as a company that provides customers with convenience and safety at reasonable prices by opening new stores in the Bangkok metropolitan area, where continued growth is expected, and renovating the existing stores.

S&J DEVELOPMENT CO., LTD., a subsidiary of Siam JUSCO Co., Ltd. used for holding the properties in which the stores are housed, today resolved to dissolve following the disposition of all of its real estate. Since S&J DEVELOPMENT CO., LTD. has a negative net worth, it will liquidate under the bankruptcy process provided for by the laws of Thailand.

1. Overview of the subsidiary that has filed for the finalization of its business reorganization process (fiscal year ended December 2006)

1) Trade name: Siam JUSCO Co., Ltd.

2) Head office: 129 Rachadapisek Road, Dindaeng, Bangkok, Thailand

3) Representative: Eiji Shibata, President

4) Established: December 1984

5) Description of business: Supermarket operation

6) Capital: 308.2 million baht

7) Total revenue: 1,967 million baht (approximately 6,059 million yen)

8) Number of stores: Seven (Ratchadapisek Store, Srinakarin Store, Sukhapibal Store, Bangbon Store, Pracha-u-tit Store, Sukhumvit 71 Store, Rangsit Klong 2 Store)

9) Number of employees: 556

10) Total liabilities: 387 million baht (approximately 1,329 million yen)

2. Overview of the company that has filed for bankruptcy (fiscal year ended December 2006)

1) Trade name: S&J DEVELOPMENT CO., LTD.

2) Head office: 129 Rachadapisek Road, Dindaeng, Bangkok, Thailand

3) Representative: Eiji Shibata, President

4) Established: October 3, 1989

5) Description of business: Real estate leasing

6) Capital: 30 million baht

7) Total liabilities: 937 million baht (approximately 3,216 million yen)

3. Impact on the financial results of AEON

There will be no impact on the financial results for the fiscal year ending February 2008 as the reserve for the loss from the liquidation of S&J DEVELOPMENT CO., LTD. has already been provided.

July 26, 2007

Name of Company: AEON Co., Ltd.

Representative: Motoya Okada, President

(Code Number: 8267

Tokyo Stock Exchange First Section)

Inquiries to: Yuiken Tsutsumi, Senior Vice President, Group Communications

(Phone Number: 043-212-6061)

Change of Name of Siam JUSCO Co., Ltd.

Siam JUSCO Co., Ltd., a subsidiary of AEON Co., Ltd. engaged in the operation of supermarkets in Thailand, is changing its name to AEON (Thailand) CO., LTD.

Siam JUSCO Co., Ltd. was founded in 1984 and grew to operate 14 general merchandise stores and food supermarkets by fiscal 2000. However, its financial position deteriorated as foreign-denominated liabilities increased due to the Asian monetary crisis in 1997. In June 2005, Siam JUSCO Co., Ltd. filed with the Central Bankruptcy Court of Thailand for a business reorganization process as provided for in the Thai Bankruptcy Act.

Since that time Siam JUSCO Co., Ltd. has received a great deal of support from customers, suppliers and others. The Court granted the finalization of the business reorganization process on June 18, 2007.

AEON (Thailand) CO., LTD. will concentrate its management resources on supermarket operations to re-establish itself as a company that provides customers with convenience and safety at reasonable prices by opening new stores in the Bangkok metropolitan area, where continued growth is expected, and renovating existing stores. In fiscal 2010, AEON (Thailand) CO., LTD. aims to be operating 25 stores.

1. Overview of AEON (Thailand) CO., LTD.

1) Trade name: AEON (Thailand) CO., LTD.

(In Thai: *Borisat Aeon Thailand Chamkat*)

2) Head office: 129 Rachadapisek Road, Dindaeng, Bangkok, Thailand

3) Representative: Eiji Shibata, President

4) Established: December 1984

5) Description of business: Supermarket operation

6) Capital: 308.2 million baht

7) Total revenue (fiscal year ended December 2006): 1,967 million baht (approximately 6,059 million yen)

8) Number of stores: Seven (Ratchadapisek Store, Srinakarin Store, Sukhapibal Store, Bangbon

Store, Pracha-u-tit Store, Sukhumvit 71 Store, Rangsit Klong 2 Store)

9) Number of employees: 760 (as of June 30, 2006)

July 10, 2007

To Whom It May Concern:

AEON Co., Ltd.
Representative: Motoya Okada, President
(Code No.: 8267)
Inquiries: Yuiken Tsutsumi,
Senior Vice President in Charge
of Group Communications
(Telephone: 043-212-6042)

Notice Concerning the Establishment of a Business Alliance of Maruetsu, Marubeni and AEON

AEON Co., Ltd. (hereinafter, "AEON"), The Maruetsu, Inc. ("Maruetsu"), and Marubeni Corporation ("Marubeni") (hereinafter, collectively referred to as the "three companies") hereby announce that they have reached a business alliance agreement.

The three companies have been considering and discussing the possibility of a business alliance since AEON acquired approximately 20% of the outstanding shares of Maruetsu in March 2007.

As a result, based on the commonly held principles of the "customer comes first" and "meeting the needs of local communities" and with respect for our shared management philosophy, we have agreed to form an alliance with the intention of expanding our range of available retail products, improving service levels and increasing management efficiency to improve customer satisfaction through the establishment of retail businesses. Guided by the following basic intentions, we have determined to cooperate in the establishment of the framework of the alliance as detailed herein.

1. Sharing of management resources and expertise to further improve competitiveness and efficiency.

2. AEON is expected to exert its power as a general merchandise store operator and service company group, Maruetsu, as the largest food supermarket chain in the Kanto Region, will contribute its strength in customer service, while Marubeni is to function as a trading company, procuring goods and raw materials from all over the world and operating businesses within various industries. Each of the three companies agrees to actively present proposals for deepening and strengthening this alliance, to seriously discuss and consider such proposals and to adopt any proposals that are considered practical.

3. Maximization of synergy effects through leveraging the advantages of scale.

Despite the intensifying competition in the supermarket industry within the Kanto region, through this collaboration, we aim to further our expansion by becoming a retailer highly favored by customers.

We very much look forward to the continued support from our customers, business partners and other concerned parties.

End.

Outline of the Business Alliance

1. Products
   (1) Consideration of cooperative efforts for joint purchasing, joint procurement, private brand development, and cooperative sales promotions
   (2) Joint study on merchandizing delicatessen area and renovation of sales floors
   (3) Consideration of utilization of AEON GLOBAL MERCHANDISING CO., LTD. and AEON TOPVALU Co., Ltd., both of which are to be established and operated by AEON Group and will unify procurement and development of products

2. Systems and Physical Distribution
   (1) Management efficiency to be improved through sharing knowledge and experience related to the establishment of key systems including back office, payroll and merchandising
   (2) Sharing knowledge and experience related to physical distribution and establishment of an optimum distribution structure

3. Cost Reduction in Materials and Services
   (1) Joint procurement, including sharing retail items, business partners and procurement measures
   (2) Expansion of items procured jointly by sharing specifications
   (3) Shared use of AEON Group's internal purchasing systems

4. Sharing Expertise on SC Development
   (1) Exchange of information relating to management and operations
   (2) Sharing information on tenants, mutual introduction of potential tenants and revitalization of existing stores through joint development of new tenant mix

5. Personnel Exchanges

End.

August 7, 2007

To Whom It May Concern

Name of Company: AEON Co., Ltd.

Representative: Motoya Okada, President

(Code Number: 8267)

Name of Company: IZUMIYA Co., Ltd.

Representative: Norio Hayashi, President and Representative Director

(Code Number: 8266)

Notice Concerning the Termination of Joint Venture

AEON Co., Ltd. (hereinafter "AEON") and IZUMIYA Co., Ltd. (hereinafter "IZUMIYA") have agreed that IZUMIYA will transfer to AIC Inc. (hereinafter "AIC"), a joint venture of AEON and IZUMIYA, the shares it holds in AIC (i.e. acquisition of treasury stock by AIC) to terminate its participation in the joint venture.

AEON and IZUMIYA have previously cooperated through AIC in the procurement of overseas products, thereby allowing them to provide inexpensive and high-quality goods produced outside Japan. However, in response to the diversification of customer needs and changes in the market conditions in Japan, the two companies have each come to pursue uniqueness in their selection of raw materials and production locations, the development of product specifications and so on.

AEON and IZUMIYA have agreed on the termination of the joint venture in accordance with their mutually held recognition that, although they enjoyed the advantages of scale by joint purchasing through AIC, the purpose and role of the joint venture has been fulfilled and it is no longer effective in the current market conditions.

From now on, AIC will further enhance its general grocery trading capabilities to better serve AEON Group—whose retailing operations encompass clothing, household goods and food—by providing group companies, including overseas stores, with products from the best sources worldwide.

While AEON and IZUMIYA will from now on proceed with their own individual planning and development in regard to overseas procurement, the companies will maintain a friendly and cooperative relationship.

1. Schedule

August 7, 2007: Execution of basic agreement

August 20, 2007: Transfer of AIC shares held by IZUMIYA

END